Exhibit 99.1

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders
April 4, 2019
Management Proxy Circular

YOUR VOTE IS IMPORTANT!

About the cover

Our purpose inspires us every day to bring our best and use our imagination and insights to build a better future for our clients and communities. Anika and Arjun, pictured on our cover, think big and dream bigger. The creative children of RBC employee, Anish Rastogi, wrote to RBC CEO Dave McKay about putting the first bank branch on Mars. Although interplanetary branches are unlikely in the near future, it’s this spirit of bold ambition that has powered RBC for 150 years.

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders

Thursday, April 4, 2019 at 9:30 a.m. (Atlantic Time)

Halifax Convention Centre

1650 Argyle Street

Halifax, Nova Scotia

Business of the meeting

At the meeting, shareholders will be asked to:

Receive our financial statements for the year that ended on October 31, 2018 and the related auditor’s report
Elect directors
Appoint our auditor
Have your say on our approach to executive compensation

Consider the shareholder proposals set out in Schedule A of the proxy circular that are properly introduced at the meeting, and
Transact any other business that may properly come before the meeting.

By order of the board of directors,

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

February 11, 2019

Your vote is important!

Please vote as early as possible so your shares are represented at the meeting. Computershare Trust Company of Canada, our transfer agent, must receive your vote no later than 5:00 p.m. (Eastern Time) on Tuesday, April 2, 2019.

See page 8 of this circular for detailed instructions on how to vote.

If you plan on attending the meeting and require special arrangements for hearing or access, please contact the secretary using the contact details on the back cover of this circular.

1	Royal Bank of Canada

Dear fellow shareholders,

We are pleased to invite you to attend this year’s annual meeting, which will be held on Thursday, April 4, 2019 at 9:30 a.m. in Halifax, Nova Scotia.

To celebrate the 150th anniversary of RBC, we will be returning to our roots to mark where the Merchants’ Bank of Halifax was incorporated in 1869. In just a few decades, the bank grew into a national institution, changing its name to Royal Bank of Canada and beginning a legacy that continues to flourish today.

Overseeing our strategic direction

While it is important to look back and honour the achievements of the past, when we gather in Halifax we will be very much focused on how we are setting ourselves up for future success.

In 2018, RBC delivered record financial results as we continued to create more value for our clients, communities and shareholders. At the same time, we significantly invested in building the bank of the future through our bold strategy to create new, more relevant and deeper connections with clients. Investing in our approach to digital and innovative client engagement will position us well to continue to grow in Canada, the U.S. and key global markets.

Your board engaged closely with management on this strategy, oversaw the related risk management framework and constructively challenged assumptions of strategic plans. You will find a detailed review of our approach to strategy and risk management, as well as our financial results, in our 2018 annual report.

Talent for the future

As we look to the future we recognize that it is our people – those who will drive diverse and innovative new ideas and thinking – who will propel RBC forward.

As part of the board’s focus on talent management, we provide oversight of senior talent and compensation frameworks. The board also works with management to ensure strong talent pipelines, which help to enable effective succession planning. This approach gives RBC the ability to attract and retain the executive talent required to successfully compete in an evolving marketplace. More detail on our approach to people can be found in our executive compensation section, which begins on page 45.

Focusing on culture and conduct

The board sets and expects the highest standards of conduct at RBC, and sets the tone for promoting an open and transparent culture across RBC, helping to build a respectful environment where colleagues can speak up and challenge behaviour that does not align with RBC values. This approach has been echoed in our extensive engagement with shareholders, regulators and other stakeholders.

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Our purpose of helping clients thrive and communities prosper unites all RBC colleagues and brings the full strength of our organization to create positive and lasting social impact in the communities where we operate. This commitment includes supporting the transition to a low-carbon future and helping empower youth to gain the skills they need for a rapidly changing economy. Fulfilling our purpose is an essential ingredient in achieving our vision of being one of the world’s most trusted financial institutions.

Our commitment to good governance

Your board is committed to the ongoing pursuit of strong and effective governance practices. We work closely with management to continually enhance how we operate and ensure that our governance approach incorporates evolving industry trends, regulatory expectations and global best practices.

Aligned with the bank’s diversity and inclusion efforts, we strive to ensure that our director recruitment and succession planning efforts include a wide variety of expertise, perspectives and backgrounds. Ensuring directors have access to an extensive program of education opportunities on emerging issues is a key governance priority for the board.

We are also proud to note that our approach to governance was recognized with two awards from Governance Professionals of Canada in 2018, including the honours of Best Overall Corporate Governance and the Best Practices to Enhance Boardroom Diversity.

At this year’s meeting, you will have the opportunity to ask questions of the leadership team and vote on important matters for RBC. Please read this circular and vote your shares in person, online, by phone or by completing and sending in your proxy or voting instruction form by mail or fax.

Finally, we would like to express our heartfelt gratitude and appreciation to Tom Renyi, who retired at the end of the year, for his dedicated service as an RBC director.

We thank you for your continued support and look forward to seeing you at the meeting.

Sincerely,

Kathleen Taylor Chair of the Board	David McKay President and Chief Executive Officer

3	Royal Bank of Canada

About RBC

You can access our annual report, annual information form, management proxy circular, financial statements and management discussion and analysis at rbc.com/investorrelations and sedar.com. You may also request copies of these documents from the secretary (see back cover for contact details).

Sign up for eDelivery

You can receive shareholder materials, including our management proxy circular, by email. eDelivery gets the documents to you faster, reduces printing and postage costs and saves paper.

Non-registered (beneficial) shareholders

Go to www.proxyvote.com and sign up using the control number on your voting instruction form or, after the annual meeting, get a unique registration number from your intermediary.

Registered shareholders

Go to www.investorvote.com and sign up using the control number on your proxy form or go to www.investorcentre.com and click on “Sign up for eDelivery” at the bottom of the page.

The information in this circular is as of February 11, 2019. All dollar amounts are in Canadian dollars, unless stated otherwise.

In this circular, “RBC”, the “bank”, “we” and “our” mean Royal Bank of Canada; “shares” means RBC common shares; and “shareholder” and “you” mean a holder of shares, unless the context indicates otherwise.

All references to websites are for your information only. The information they contain and any other websites they refer to are not part of this circular.

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Management proxy circular

What’s inside

The annual meeting	Executive compensation
p. 5	p. 45

Governance p. 21

Additional items	Shareholder proposals	Contact information
p. 97	p. 98	Back cover

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The annual meeting

The annual meeting

Business of the meeting	6

Voting Q&A	7

Directors	10

The nominees	10

Skills and competencies	17

Director compensation	18

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The annual meeting

Business of the meeting

This year the annual meeting of common shareholders (the Annual Meeting) will take place on Thursday, April 4, 2019 at 9:30 a.m. (Atlantic Time) at the Halifax Convention Centre. This is where shareholders will elect the directors of the board, appoint an auditor and have their say on other important governance matters. If you cannot attend the meeting, we encourage you to participate by proxy. Please see our Voting Q&A for more on proxy voting.

You can also watch the meeting online through a live webcast at rbc.com/investorrelations, which will be archived on our website until the next annual meeting.

We will ask you to participate in the following at our Annual Meeting:

Receive our financial statements

The consolidated financial statements for the year that ended on October 31, 2018 are in our 2018 annual report mailed to you with this circular and available at rbc.com/investorrelations.

Elect our board of directors

Twelve nominees are standing for election as directors of RBC. See page 10 of this circular for more information on the nominees. Each director will be elected to hold office until the next annual meeting of shareholders. All of the nominees are currently RBC directors.

The board recommends voting FOR each nominee.

Appoint our auditor

The board proposes the appointment of PricewaterhouseCoopers LLP (PwC) as our auditor until the next annual meeting. PwC became our auditor on January 29, 2016. Representatives from PwC will be at the meeting to answer your questions. A description of fees paid to our auditor can be found on page 40 of this circular.

The board recommends voting FOR PwC as our auditor.

Have your say on our approach to executive compensation

Shareholder input is a key aspect of our engagement process, which includes inviting you at each annual meeting to have your say on our approach to executive compensation.

Please review the report on executive compensation starting on page 45 of this circular, where we describe our compensation approach, and explain how it focuses on our pay-for-performance culture and aligns with strong risk management principles and the creation of long-term shareholder value. If you have any comments or questions about our approach to executive compensation, please contact the chair of the board using the contact information on the back cover of this circular.

While this vote is advisory and non-binding, the board will consider the result in future compensation planning.

More specifically, the board recommends approving the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2019 annual meeting of common shareholders.”

The board recommends voting FOR our approach to executive compensation.

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Considering shareholder proposals

The shareholder proposals are set out in Schedule A to this circular starting on page 98.

The board recommends voting AGAINST each proposal.

Shareholder proposals for next year’s annual meeting must be submitted by November 13, 2019.

Voting Q&A

Who can vote?

Each share gives you one vote, subject to the voting restrictions explained below.

You have the right to vote if you owned shares on our record date, February 6, 2019. There were 1,435,528,597 outstanding shares that were eligible to vote on that date.

Who cannot vote?

Shares cannot be voted if they are beneficially owned by:

•	the Canadian government or any of its agencies

•	a provincial government or any of its agencies

•	the government of a foreign country, any political subdivision of a foreign country or any of its agencies

•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance, or

•	any person or entities controlled by such person and that represent, in aggregate, more than 20% of the eligible votes.

As of February 6, 2019, management and the board are unaware of any person who owns or exercises control or direction over more than 10% of our outstanding shares.

How does voting work?

You can vote your shares by proxy or in person at the meeting.

A simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the Annual Meeting.

Is my vote confidential?

Yes, your vote is confidential.

To keep your vote confidential, our transfer agent, Computershare Trust Company of Canada (Computershare), counts all the proxies and does not provide any individual voting information to RBC unless a shareholder clearly intends to communicate their individual position to the board or management or Computershare is legally required to provide this information.

If you submit your vote using the voting information form, your intermediary will tabulate your form and communicate only the result of each vote to Computershare.

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The annual meeting

How do I vote?

There are two ways you can vote: in person at the meeting or by proxy. Please follow the instructions below based on whether you are a non-registered (beneficial) shareholder or a registered shareholder.

Non-registered (beneficial) shareholders	Registered shareholders
An intermediary such as a securities broker, trustee or financial institution holds your shares. Your intermediary sent you a voting instruction form with this circular.	Your shares are registered directly in your name with our transfer agent, Computershare. A form of proxy is included in this package.
Attending the meeting in person	Attending the meeting in person

•   Write your name in the space provided on your voting instruction form to instruct your intermediary to appoint you as proxyholder.

•   Sign and return the voting instruction form according to the delivery instructions provided.

•   Do not complete the instructions section of the voting instruction form as you will be voting at the meeting.

•   When you arrive at the meeting, please check in at the registration desk.

• Do not complete or return your form of proxy as you will be voting at the meeting. • When you arrive at the meeting, please check in at the registration desk with our transfer agent, Computershare.
Not attending the meeting	Not attending the meeting
Provide your instructions in one of these ways:	Provide your instructions in one of these ways:

Visit www.proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.

English: 1-800-474-7493

French: 1-800-474-7501

Complete your voting instruction form and return it by mail in the envelope provided.

Fax your completed voting instruction form to 905-507-7793 or 514-281-8911.

Visit www.investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.

Complete your form of proxy in the envelope provided.

Fax your completed form of proxy to:

Canada/U.S.: 1-866-249-7775

Outside North America: 416-263-9524

Changed your mind?	Changed your mind?

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions or want to vote in person at the meeting, contact your intermediary.

You may revoke your proxy by delivering written notice to either:

•   the secretary, no later than the last business day before the day of the meeting, or

•   the chair of the board on the day of the meeting or any adjournment.

You may also complete, sign and return a new proxy form bearing a later date than the form already returned to Computershare.

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What happens when I vote by proxy?

The enclosed proxy form appoints Kathleen Taylor or David McKay, each a director of RBC, as your proxyholder, which gives them the authority to vote your shares at the meeting or any adjournment.

You can choose another person or a company to be your proxyholder at the meeting, including someone who is not a shareholder. To do this, write the name of the person or company in the space provided on your proxy form. If you appoint someone else, they must be at the meeting to vote your shares.

If you are a beneficial shareholder, please refer to the voting instruction form from your intermediary.

How will my proxyholder vote my shares?

Your proxyholder must follow your voting instructions, on how you want your shares voted. You can also elect to have your proxyholder decide for you. If you have not specified voting instructions on a particular matter, your proxyholder can vote your shares as they see fit.

Unless you provide alternative instructions, shares represented by proxies will be voted as follows:

-  FOR the election of our director nominees

-  FOR the appointment of PwC as our auditor

-  FOR the advisory resolution on our approach to executive compensation

-  FOR management’s proposals generally

-  AGAINST the shareholder proposals set out in Schedule ‘A’

What about amendments or other business?

If amendments to the business items described in this circular or other business items properly come before the meeting, your proxyholder will decide how to vote on them.

How does RBC solicit proxies?

RBC management is soliciting your proxy for use at our annual meeting of common shareholders on April 4, 2019 or any adjournment.

RBC management solicits proxies primarily by mail. Our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have retained Laurel Hill Advisory Group to help us with this process, at an estimated cost of $30,000. We pay the costs associated with soliciting proxies.

Where can I find the voting results?

Following the meeting we will post the voting results at rbc.com/investorrelations and file the results with securities regulators at sedar.com.

How can I ask questions at the Annual Meeting?

You can ask questions about RBC and its business prior to the meeting by contacting the secretary using the contact details on the back cover of this circular, in writing when you register for the meeting with Computershare, in person at the meeting or through our website at rbc.com/investorrelations during the meeting.

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The nominees

This year we have 12 nominees standing for election. The following nominee profiles include a summary of each nominee’s career experience, areas of expertise, current board committee memberships and directorships at other public companies over the past five years. For more information about our nominees, see the Directors and Executive Officers section in our annual information form dated November 27, 2018. The information on each director nominee in this circular is current as of February 6, 2019.

Board composition

42% of our director nominees are women

The average tenure of our director nominees is 6.6 years

This section also includes each nominee’s equity ownership in RBC, which consists of shares and director deferred stock units (DDSUs), at the end of our last two fiscal years. The value of shares/DDSUs was calculated using the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on October 31, 2018, which was $95.92 per share, and on October 31, 2017, which was $100.87 per share. None of the nominees holds shares of RBC subsidiaries.

Directors are required to attend a minimum of 75% of board and committee meetings, except where the governance committee determines that factors beyond their control prevented them from achieving this requirement. Overall attendance includes both regularly scheduled and special meetings of the board and its committees. Special meetings are scheduled as needed, often on short notice, and largely relate to ordinary matters that arise between regularly scheduled meetings.

The attendance figures in each nominee’s profile show the number of board and committee meetings the nominee attended in fiscal 2018 out of the number of meetings that were held while the nominee was a member.

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The annual meeting

Andrew A. Chisholm

Toronto, ON, Canada

Age 59 | Director since 2016

Independent

2018 annual meeting

Votes in favour: 99.48%

Areas of expertise

•   Accounting & finance

•   Financial services

•   Legal / regulatory

•   Risk management

Public board memberships

•   None

Mr. Chisholm is a corporate director. He was senior strategy officer at Goldman Sachs & Co. (a global investment bank) in New York from 2012 to 2014 and subsequently served as an advisory director of the firm until his retirement in April 2016. His 30-year career at Goldman Sachs included a variety of progressively senior leadership positions, including head of the Global Financial Institutions Group from 2002 to 2012 and co-chair of the firm-wide commitments committee from 2011 to 2015.

Mr. Chisholm is a director of RBC US Group Holdings LLC. He is chairman of the advisory board of the Richard Ivey School of Business at Western University and member of the advisory board for sustainable finance of the Smith School of Business at Queen’s University. He is also a director of Evergreen and an advisor to ArcTern Ventures, Climate Wisdom Venture and Receptiviti Inc.

He holds an M.B.A. from the Richard Ivey School of Business and a Bachelor of Commerce from Queen’s University.

Attendance (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	2/2
Audit	7/7	–
Governance	5/5	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	2,729	–	2,729	$261,766	0.3 x
2017	1,595	–	1,595	$160,888	0.2 x

Jacynthe Côté

Montreal, QC, Canada

Age 60 | Director since 2014

Independent

2018 annual meeting

Votes in favour: 99.54%

Areas of expertise

•   Accounting & finance

•   Legal / regulatory

•   Risk management

•   Talent management & executive compensation

Public board memberships

•   Transcontinental Inc. (2016 – present)

•   Finning International Inc.

Ms. Côté is the chair of the board of Hydro-Québec (an electricity service provider). She was president and chief executive officer of Rio Tinto Alcan (a metals and mining company) from 2009 to 2014 and served in an advisory role until her retirement in 2014.

Prior to that, she served as president and chief executive officer of Rio Tinto Alcan’s Primary Metal business group. Ms. Côté joined Alcan Inc. in 1988 and served in a variety of progressively senior leadership roles during her 26-year career.

Ms. Côté is chair of the board of Sainte-Justine UHC Foundation and Alloprof, and a member of the advisory board of the Montreal Neurological Institute.

She holds a Bachelor of Chemistry from Laval University.

(2014 – present) • Suncor Energy Inc. (2015 – 2018)	Attendance (100% overall)
	Board/Committee memberships	Regular	Special
	Board	8/8	2/2
	Audit	7/7	–
	Governance (chair)	5/5	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	2,000	12,605	14,605	$1,400,912	1.9 x
2017	2,000	9,288	11,288	$1,138,621	1.5 x

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The annual meeting

Toos N. Daruvala

New York, NY, U.S.A.

Age 63 | Director since 2015

Independent

2018 annual meeting

Votes in favour: 99.75%

Areas of expertise

•   Financial services

•   Legal / regulatory

•   Technology / digital

•   Risk management

Public board memberships

•   CardConnect Corp.
(2016 – 2017)

Mr. Daruvala is co-chief executive officer of MIO Partners, Inc. (the in-house asset management arm of McKinsey & Company). In 2016 he served as senior advisor and director emeritus for McKinsey & Company following his retirement in 2015. During his 33-year career at McKinsey he advised financial institutions on a broad range of strategic and operational matters and led McKinsey’s risk management and banking and securities practices (both in the Americas).

Mr. Daruvala is a member of the advisory board of the Ross School of Business at the University of Michigan and is on the board of directors of the New York Philharmonic. He is an executive in residence at Columbia Business School.

Mr. Daruvala holds an M.B.A. from the University of Michigan and a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology.

Attendance (93% overall)
Board/Committee memberships	Regular	Special
Board	8/8	0/2
Governance	5/5	–
Risk (chair)	7/7	8/8

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	1,380	10,891	12,271	$1,177,034	1.6 x
2017	1,338	7,557	8,895	$897,239	1.2 x

David F. Denison,

O.C., F.C.P.A, F.C.A.

Toronto, ON, Canada

Age 66 | Director since 2012

Independent

2018 annual meeting

Votes in favour: 99.69%

Areas of expertise

•   Accounting & finance

•   Business-to-consumer

•   Financial services

•   Risk management

Public board memberships

•   Element Fleet Management Corp. (board chair)
(2019 – present)

Mr. Denison is chair of the board of Element Fleet Management Corp. (a global fleet management solutions company). He served as president and chief executive officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, he was president of Fidelity Investments Canada Limited.

Mr. Denison is a director of Bell Canada and is chancellor of the Canadian Business Hall of Fame. He is also a member of the Investment Strategies Committee, Investment Board and the International Advisory Committee of the Government of Singapore Investment Corporation, and a member of the International Advisory Council of the China Investment Corporation.

Mr. Denison earned bachelor degrees in mathematics and education from the University of Toronto. He is a chartered professional accountant and a fellow of Chartered Professional Accountants of Ontario. He is an officer of the Order of Canada.

• BCE Inc. (2012 – present) • Hydro One Limited (board chair) (2015 – 2018) • Allison Transmission Holdings, Inc. (2013 – 2017)	Attendance (100% overall)
	Board/Committee memberships	Regular	Special
	Board	8/8	2/2
	Audit (chair)	7/7	–
	Risk	7/7	8/8

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	1,115	22,482	23,597	$2,263,424	3.0 x
2017	1,077	18,736	19,813	$1,998,537	2.7 x

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Alice D. Laberge

Vancouver, BC, Canada

Age 62 | Director since 2005

Independent

2018 annual meeting

Votes in favour: 98.32%

Areas of expertise

•   Accounting & finance

•   Risk management

•   Talent management & executive compensation

•   Technology / digital

Public board memberships

•   Nutrien Ltd.
(2018 – present)

•   Russel Metals Inc. (2007 – present)

•   Potash Corporation of Saskatchewan
(2003 – 2017)

Ms. Laberge is a corporate director. She was president and chief executive officer of Fincentric Corporation until 2005 and was previously chief financial officer and senior vice-president of Finance for MacMillan Bloedel Limited.

Ms. Laberge is a director of the BC Cancer Foundation and a director of the Canadian Public Accountability Board.

She holds an M.B.A. from the University of British Columbia and a Bachelor of Science from the University of Alberta.

Attendance (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	2/2
Human resources (chair)	5/5	–
Risk	7/7	8/8

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	5,000	51,512	56,512	$5,420,631	7.2 x
2017	5,000	47,470	52,470	$5,292,649	7.1 x

Michael H. McCain

Toronto, ON, Canada

Age 60 | Director since 2005

Independent

2018 annual meeting

Votes in favour: 97.76%

Areas of expertise

•   Business-to-consumer

•   Risk management

•   Talent management &
executive compensation

•   Technology / digital

Public board memberships

•   Maple Leaf Foods Inc.
(1995 – present)

•   Canada Bread Company,
Limited
(1995 – 2014)

Mr. McCain is president and chief executive officer of Maple Leaf Foods Inc. (a food processing company).

He is a director of McCain Capital Inc., Maple Leaf Foods Inc., the MaRS Discovery District Board and the Centre for Addiction and Mental Health Foundation. He is a member of the Business Council of Canada, serves as honorary chairman of the Maple Leaf Centre for Action on Food Security and is on the advisory board of the Richard Ivey School of Business at Western University.

Mr. McCain holds a Bachelor of Business Administration (Honours) from Western University.
Attendance (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	2/2
Audit	7/7	–
Human resources	5/5	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	15,063	52,396	67,459	$6,470,667	8.6 x
2017	15,063	48,077	63,140	$6,368,932	8.5 x

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The annual meeting

David McKay

Toronto, ON, Canada

Age 55 | Director since 2014

Not independent

(management)

2018 annual meeting

Votes in favour: 99.85%

Areas of expertise

•   Accounting & finance

•   Business-to-consumer

•   Financial services

•   Risk management

Public board memberships

•   None

Mr. McKay is president and chief executive officer of RBC. Prior to his appointment in 2014, he was group head, Personal & Commercial Banking from 2012 to 2014 and group head, Canadian Banking from 2008 to 2012. Mr. McKay started his career at RBC in 1988 and has held progressively senior roles since then.

He serves on the Board of Trustees for the Hospital for Sick Children and is a member of the Catalyst Canada advisory board and the Business Council of Canada. He is also industry co-chair of the Business Higher Learning Roundtable.

Mr. McKay holds an M.B.A. from the Richard Ivey School of Business at Western University and a Bachelor of Mathematics from the University of Waterloo.

Attendance (100%)
Board	Regular	Special
Board	8/8	2/2
Mr. McKay is not a member of any board committee but attends committee meetings at the invitation of the committees.

Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership requirement of 8x of last 3 years’ average salary[3]
2018	34,202	239,725[1]	273,927	$26,275,077	17.6 x
2017	31,899	226,250[2]	258,149	$26,039,489	18.3 x
1

Represents 222,357 performance deferred share units under the performance deferred share unit program and 17,368 deferred share units under the deferred share unit program for executives (see the description of these programs on pages 64 and 67, respectively).

2	Represents 209,500 performance deferred share units under the performance deferred share unit program and 16,750 deferred share units under the deferred share unit program for executives.
3	Mr. McKay does not receive separate compensation for his services as a director.

Dr. Heather Munroe-Blum, O.C., O.Q., Ph.D., F.R.S.C. Montreal, QC, Canada Age 68 | Director since 2011 Independent 2018 annual meeting Votes in favour: 99.78% Areas of expertise • Business-to-consumer

Dr. Munroe-Blum is chairperson of the Canada Pension Plan Investment Board. She is emerita principal and vice-chancellor of McGill University, having served as principal and vice-chancellor from 2003 until 2013. Prior to this, she was vice-president (Research and International Relations) at the University of Toronto.

She is vice-chair of the Canada Gairdner Foundation and a director of the board of Stanford University’s Center for Advanced Study in the Behavioral Sciences. She is a member of the Trilateral Commission.

• Legal / regulatory • Talent management & executive compensation • Technology / digital Public board memberships • CGI Group Inc. (2015 – 2019)

Dr. Munroe-Blum received a Ph.D. in Epidemiology from the University of North Carolina at Chapel Hill. She earned a Master of Social Work from Wilfrid Laurier University and bachelor degrees of arts and social work from McMaster University.

She is an officer of the Order of Canada, an officer of l’Ordre national du Québec and a specially elected fellow of the Royal Society of Canada.

Attendance (84% overall)
Board/Committee memberships	Regular	Special
Board	7/8	2/2
Human resources	4/5	–
Risk	6/7	6/8

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	1,660	21,288	22,948	$2,201,172	2.9 x
2017	1,660	19,057	20,717	$2,089,724	2.8 x

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The annual meeting

Kathleen Taylor, C.M.

Toronto, ON, Canada

Age 61 | Director since 2001

Board chair since 2014

Independent

2018 annual meeting

Votes in favour: 98.80%

Areas of expertise

•   Accounting & finance

•   Business-to-consumer

•   Legal / regulatory

•   Talent management & executive compensation

Public board memberships

•   Air Canada

Ms. Taylor is chair of the board of RBC. She is the former president and chief executive officer of Four Seasons Hotels and Resorts, where she served in a variety of senior leadership roles from 1989 to 2013. She is a director of the Canada Pension Plan Investment Board.

Ms. Taylor is chair of the board of SickKids Foundation, a member of the board of trustees of the Hospital for Sick Children, a member of the principal’s international advisory board of McGill University and a member of the dean’s advisory council of the Schulich School of Business at York University.

She holds an M.B.A. and an Honorary Doctorate of Laws from the Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) from the University of Toronto. Ms. Taylor is a member of the Order of Canada.

(2016 – present) • Adecco Group (vice-chair) (2015 – present)	Attendance (100%)
	Board membership	Regular	Special
	Board (chair)	8/8	2/2

As board chair, Ms. Taylor is not a member of any board committee but attends and participates at committee meetings. In fiscal 2018, she attended 100% of regularly scheduled committee meetings and all but one special committee meeting.

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	31,640	75,304	106,944	$10,258,068	13.7 x
2017	31,640	71,151	102,791	$10,368,528	13.8 x

Bridget A. van Kralingen

New York, NY, U.S.A.

Age 55 | Director since 2011

Independent

2018 annual meeting

Votes in favour: 99.77%

Areas of expertise

•   Business-to-consumer

•   Financial services

•   Talent management  &
executive compensation

•   Technology / digital

Public board memberships

•   None

Ms. van Kralingen is senior vice-president of Global Industries, Platforms and Blockchain at IBM Corporation (an information technology company). Since joining IBM in 2004 she has served in a variety of leadership positions including senior vice-president of IBM Global Business Services, general manager of IBM North America and general manager of IBM Global Business Services, North East Europe, Middle East and Africa. Prior to joining IBM, she was managing partner, Financial Services with Deloitte Consulting, US.

Ms. van Kralingen is a member of the boards of the New York Historical Society and the Partnership for New York City.

She holds a Master of Commerce in Industrial and Organisational Psychology from the University of South Africa, a Bachelor of Commerce from the University of the Witwatersrand, South Africa, and an honours degree in commerce from the University of Johannesburg.

Attendance (87% overall)
Board/Committee memberships	Regular	Special
Board	8/8	2/2
Human resources	4/5	–
Risk	7/7	5/8

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	1,476	22,898	24,374	$2,337,954	3.1 x
2017	1,431	19,628	21,059	$2,124,221	2.8 x

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The annual meeting

Thierry Vandal

Mamaroneck, NY, U.S.A.

Age 58 | Director since 2015

Independent

2018 annual meeting

Votes in favour: 99.76%

Areas of expertise

•   Accounting & finance

•   Legal / regulatory

•   Risk management

Mr. Vandal is president of Axium Infrastructure US Inc. (an investment management firm). He was president and chief executive officer of Hydro-Québec from 2005 until his retirement in 2015.

He serves on the international advisory board of HEC Montréal and is a governor emeritus of McGill University. He is also a fellow of the Canadian Academy of Engineering.

Mr. Vandal holds an M.B.A. in Finance from HEC Montréal and an engineering degree from École Polytechnique de Montréal.

• Talent management & executive compensation Public board memberships • TransCanada Corporation (2017 – present) • Veresen Inc. (2015 – 2017)	Attendance (100% overall)
	Board/Committee memberships	Regular	Special
	Board	8/8	2/2
	Audit	7/7	–
	Human resources	5/5	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	1,112	9,576	10,688	$1,025,193	1.4 x
2017	1,077	6,780	7,857	$792,536	1.1 x

Jeffery Yabuki

Brookfield, WI, U.S.A.

Age 58 | Director since 2017

Independent

2018 annual meeting

Votes in favour: 99.65%

Areas of expertise

•   Accounting & finance

•   Financial services

•   Risk management

Mr. Yabuki is president and chief executive officer of Fiserv, Inc. (a leading global provider of financial services technology solutions), a position he has held since 2005. Prior to that he was executive vice-president and chief operating officer of H&R Block, Inc. He serves on the board of directors of Ixonia Bancshares Inc., a financial services holding company.

Mr. Yabuki holds a Bachelor of Science in Business Administration and Accounting from California State

University and was previously licensed as a certified public accountant.

• Technology / digital Public board memberships • Fiserv, Inc. (2005 – present)	Attendance (100% overall)
	Board/Committee memberships	Regular	Special
	Board	8/8	2/2
	Audit	7/7	–
	Governance	5/5	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2018	5,400	2,759	8,159	$782,611	1.0 x
2017	2,000	206	2,206	$222,519	0.3 x

17	Royal Bank of Canada

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Skills and competencies

The board maintains a matrix to help identify the competencies and experience it has identified as key to the long-term strategic success of RBC. The matrix assists the governance committee and the board in acquiring the right talent and expertise against the backdrop of the dynamic marketplace and evolving regulatory landscape.

As the matrix shows, the director nominees for 2019 bring a diverse range of expertise, experience and perspectives, which supports strong and effective oversight of RBC in the pursuit of its strategic goals and financial objectives. The director nominees all have experience in environmental, social and governance (ESG) matters and skills acquired from senior-level involvement in major organizations. In addition, they all share a commitment to the RBC values of integrity and putting the client first, diversity and inclusion, accountability and collaboration.

Competencies and experience
Accounting & finance	✓	✓		✓	✓		✓		✓		✓	✓
Business-to-consumer				✓		✓	✓	✓	✓	✓
Financial services	✓		✓	✓			✓			✓		✓
Legal / regulatory	✓	✓	✓					✓	✓		✓
Risk management	✓	✓	✓	✓	✓	✓	✓				✓	✓
Talent management & executive compensation		✓			✓	✓		✓	✓	✓	✓
Technology / digital			✓		✓	✓		✓		✓		✓
Business transformation	✓	✓	✓	✓		✓	✓	✓		✓	✓	✓
Multi-line responsibility	✓	✓		✓	✓	✓	✓	✓		✓
Public company leader						✓	✓		✓			✓
U.S. expertise	✓		✓			✓	✓	✓	✓	✓	✓	✓

1	Directors are asked to identify their top four major competencies in a self-assessment questionnaire, recognizing that they have experience in other competencies as well.

In line with our Board Diversity Policy and our commitment to a balanced and diverse board, the governance committee also considers other important factors such as gender and non-gender diversity, age, geography, background and ethnicity.

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The annual meeting

Director compensation

Our approach to compensation

Experienced, focused and talented directors are essential to achieve our strategic objectives and provide effective guidance to and oversight of management.

The governance committee is responsible for all aspects of director compensation and annually reviews the amount and form of non-executive director compensation, taking the following into account:

•	Size, complexity and geographic scope of RBC

•	Expected time commitment of directors

•	Overall expertise and experience required

•	Need for a compensation that is fair and that positions RBC to attract highly qualified directors

•	Alignment of interests between directors and shareholders

Decision-making process

The governance committee assesses the design and competitiveness of director compensation in the context of industry best practices and with reference to a core Canadian comparator group of companies (including financial institutions) that have a similar size, complexity and geographic scope to RBC:

Canadian comparator group
Financial institutions		Non-financial institutions
Bank of Montreal	Manulife Financial	BCE	Suncor Energy
Bank of Nova Scotia	Sun Life Financial	Canadian National Railway	TransCanada
Canadian Imperial Bank of Commerce	Toronto-Dominion Bank	Enbridge

The governance committee also considers a broader comparator group of U.S. and international financial institutions for additional context in determining director compensation.

Compensation structure

We believe in an effective and transparent compensation structure. Each non-executive director is paid a flat annual fee covering all of their responsibilities, attendance and work performed during the year, including membership on two board committees. The board chair and the committee chairs each receive an additional retainer.

Directors are also reimbursed for travel and other expenses incurred to attend board, committee and other meetings or business at the request of RBC.

In fiscal 2018, RBC directors were compensated as follows:	Annual retainers	($)
	Director	250,000
	Board chair	275,000
	Committee chair	50,000

David McKay, as CEO of RBC, does not receive any director compensation.

Non-executive directors do not receive stock options and do not participate in RBC pension plans.

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The annual meeting

No changes to compensation

There were no changes to board compensation in 2018 and no changes recommended or approved for 2019.

Alignment of director and shareholder interests

The board believes the following three measures effectively align the interests of our directors and shareholders.

1. Share ownership requirement

Within five years of joining the board, directors are required to own RBC equity with a total aggregate value of at least $750,000 or three times the total board retainer. Directors must own at least 1,000 RBC common shares as part of this investment.

2. Investment of director fees

Director investments in RBC equity are
facilitated through the director share
purchase plan (for RBC common shares)
and the director deferred stock unit plan
(for director deferred stock units, DDSUs).
DDSUs are notional units that have the
same value as our common shares. When a
DDSU is credited to or redeemed by a
director, its value is calculated using the
average closing price on the TSX of an RBC
common share over the five preceding
trading days.

Breakdown of annual board retainer

Directors must invest at least $150,000 of their annual board retainer (the equity portion) in either RBC common shares or DDSUs. Until a director owns at least 1,000 RBC common shares, the equity portion of the board retainer will be paid in shares. Shares are purchased at market price. Directors may invest up to 100% of the cash portion of their annual board retainer in either DDSUs or common shares. Directors cannot sell shares purchased with the equity portion of their annual board retainer or redeem any DDSUs until they retire from the board.

3. Restrictions on trading and hedging RBC securities

Directors cannot:

•	sell RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•	buy or sell a call or put on RBC securities, directly or indirectly, or

•

enter into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Compensation for membership on subsidiary boards

Non-executive directors may be asked to serve as directors of RBC subsidiaries and are paid for their services and reimbursed for travel and other expenses. Mr. Renyi served on the board of RBC USA Holdco Corporation (now known as RBC US Group Holdings LLC), our U.S. intermediate holding company (IHC), until his resignation on November 30, 2018 as member of the board and chair of the human resources & governance committee. On April 9, 2018, Mr. Chisholm was appointed to the IHC board of directors. During fiscal 2018, Mr. Renyi and Mr. Chisholm were paid pro-rated portions of a board retainer of US$135,000 while Mr. Renyi was also paid a pro-rated portion of the US$30,000 committee chair retainer. Mr. Renyi and Mr. Chisholm received their 2018 compensation in DDSUs.

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The annual meeting

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2018. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

In 2018, as a whole, directors received 85% of their compensation in equity.

Directors	Fees earned ($)	All other compensation ($)	Total ($)	Allocation of RBC fees ($)
				Shares/ DDSUs	Cash
A. Chisholm[1]	250,000	105,465	355,465	355,465	–
J. Côté[2]	291,667	–	291,667	291,667	–
T. Daruvala[3]	300,000	–	300,000	300,000	–
D. Denison[4]	300,000	–	300,000	300,000	–
A. Laberge[5]	300,000	–	300,000	225,000	75,000
M. McCain	250,000	–	250,000	250,000	–
H. Munroe-Blum[6]	258,333	–	258,333	150,000	108,333
T. Renyi[7]	250,000	108,422	358,422	358,422	–
K. Taylor[8]	525,000	–	525,000	150,000	375,000
B. van Kralingen	250,000	–	250,000	250,000	–
T. Vandal	250,000	–	250,000	250,000	–
J. Yabuki	250,000	–	250,000	250,000	–
TOTAL		213,887	3,688,887	3,130,554	558,333

1

Fees under “All other compensation” reflect a pro-rated board retainer for serving on the board of RBC US Group Holdings LLC. U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.3142, reflecting the foreign exchange rate on the last trading day of the 2018 fiscal year (October 31, 2018).

2	Fees include the governance committee chair retainer.

3	Fees include the risk committee chair retainer.

4	Fees include the audit committee chair retainer.

5	Fees include the human resources committee chair retainer.

6	Effective January 1, 2018, Ms. Munroe-Blum retired as chair and member of the governance committee and received a pro-rated portion of this chair’s retainer.

7

Mr. Renyi retired on November 30, 2018. Fees under “All other compensation” reflect pro-rated annual board and human resources & governance committee chair retainers for serving on the board of RBC USA Holdco Corporation, now known as RBC US Group Holdings LLC. U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.3142, reflecting the foreign exchange rate on the last trading day of the 2018 fiscal year (October 31, 2018).

8	Fees include the board chair retainer.

21	Royal Bank of Canada

Governance

Governance

Royal Bank of Canada	22

Governance

Our approach to governance

We are committed to high standards of governance that are consistent with regulatory expectations and evolving best practices and that are aligned with our strategy and risk appetite. We believe that good governance is not just about overseeing RBC and its practices, but doing so in a way that’s transparent, independent of management and ethical. It involves the board actively engaging with all stakeholders, knowing the business and its risks, challenging management where necessary, understanding the challenges and opportunities of a changing industry and economy, setting robust standards and principles that will guide RBC to success and helping clients thrive and communities prosper – all to ensure we’re constantly enhancing value for our shareholders. This is what your board aims at every day.

The core principles that drive our approach

Conduct and culture
By setting the tone from above, the board champions the values of trust, integrity and good governance.

Stewardship
Directors are the stewards of RBC, exercising independent judgment in overseeing management and safeguarding the interests of shareholders.

Strategic oversight
Directors are key advisors to management, advising on strategic direction, objectives and action plans, taking into account business opportunities and RBC’s risk appetite.

Risk oversight
The board oversees the frameworks, policies and systems to identify and manage risks to the businesses, and seeks to embed a strong risk management culture throughout RBC.

Independence
Independence from management is fundamental to the board’s effective oversight, and mechanisms are in place to ensure its independence.

Accountability
Transparency is a hallmark of good governance. The board is committed to clear and comprehensive financial reporting and disclosure, and constructive shareholder and stakeholder engagement.

Continuous improvement
The board is committed to continuously improving its corporate governance principles, policies and practices.

The board exercises its authority in accordance with the Bank Act and other applicable laws and regulations, including those of the Canadian Securities Administrators, the Toronto Stock Exchange, the New York Stock Exchange and the U.S. Securities and Exchange Commission.

23	Royal Bank of Canada

Governance

Our governance structure

Our governance structure establishes the fundamental relationships among the board, its committees, management, shareholders and other stakeholders.

We set our culture and values as well as our strategic and corporate objectives, and we determine our plans for achieving and monitoring performance through this structure.

Shareholders Appoint Auditors Elect Engage(s) Regulators Open dialogue Board of directors Governance committee Human resources committee Risk committee Audit committee Appoints Risk Management Compliance Finance Internal Audit Services Senior management Independent Control functions

Role of the board

Directors oversee management and aim to enhance long-term shareholder value.

The board makes major policy decisions, participates in strategic planning and reviews management’s performance and effectiveness. The Bank Act specifies important matters the board must address, such as the approval of financial statements and declarations of dividends. The board reserves the right to make certain decisions and delegates others to management. Management may require board approval for some matters that exceed a certain dollar threshold.

Royal Bank of Canada	24

Governance

Role of the governance committee

The governance committee recommends committee membership and successors of the board chair and committee chairs. The governance committee also oversees board renewal and nominates directors for election or re-election (see page 30 for more information on nominating board members).

During their tenure, directors normally serve on a committee for a minimum of three years, and most of them usually serve on every committee during their tenure as director.

The committee chair reports to the board following each committee meeting.

The governance committee reviews the board and committee mandates, which outline their areas of responsibility, and allocates responsibilities as required, taking into account regulatory guidance and industry best practices. These reviews ensure the board and its committees are adaptive and responsive to new requirements and continue to practice strong oversight.

Role of the board chair

Kathleen Taylor is our independent board chair.

Having an independent, non-executive board chair enhances management’s accountability and the board’s independent oversight. The board chair leads board and shareholder meetings and is responsible for the management, development and effective functioning of the board. While she does not serve on any board committee, she attends and participates in committee meetings. The chair does not have the deciding vote if a board vote results in a tie.

The board chair:

•	advises the CEO on major issues and liaises between the board and senior management

•	participates in the orientation of new directors and the continuing development of current directors

•	with the governance committee, conducts the board’s effectiveness evaluation (as outlined on pages 36 and 37) and plans board succession and recruitment

•	interacts with directors and senior executives throughout the year

•	meets with regulators, shareholders and stakeholders on behalf of the board, and

•	meets periodically with independent directors of our subsidiaries.

The board reviews and approves the board chair’s mandate, while the governance committee, under the direction of its chair, annually assesses the effectiveness of the board chair in fulfilling her mandate.

You can find the mandates of the board, board chair and board committees at rbc.com/governance.

25	Royal Bank of Canada

Governance

What the directors oversee

Conduct and culture

•  Champion RBC values, as set out in our Code of Conduct

•  Oversee our culture of integrity in dealing with clients, communities and others, in working together, in how we do business and in safeguarding entrusted assets

•  Promote a respectful environment where colleagues can speak up and challenge behaviours that do not align with RBC values

Strategic planning

•  Oversee our strategic direction, plans and priorities and ensure they align with our risk appetite

•  Annually approve the strategic plan, taking into account the opportunities and risks of the businesses

•  Oversee our enterprise approach to climate change with an objective to support our clients in the transition to a low-carbon economy

•  Discuss and challenge enterprise strategy with management and monitor the implementation of strategic initiatives

•  Review and approve the RBC organizational structure

•  Approve our financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities

•  Review the results of the annual assessment of business performance

Risk management

•  Oversee and approve our risk appetite framework

•  Oversee our strategic risk management by approving risk management frameworks and policies and monitoring risk conduct

•  Promote a strong risk culture and ensure conduct adheres to the enterprise-wide risk management framework

•  Meet with regulators on our risk appetite and control environment

Financial reporting and internal controls

•  Oversee compliance adherence to applicable audit, accounting and financial reporting requirements

•  Monitor management’s implementation and maintenance of effective internal control systems, including management information systems, and assess their adequacy and effectiveness

•  Approve the quarterly and annual financial reports

Talent management and succession planning

•  Review strategies and programs for the assessment and development of senior talent

•  Supervise succession planning processes, which include the selection, appointment and development of the CEO and group executive

•  Evaluate and approve the compensation of the CEO and senior management team in a manner consistent with prudential incentives

•  Annually review and approve the CEO’s mandate

Governance

•  Monitor best governance practices

•  Develop corporate governance principles and guidelines

•  Establish appropriate structures and procedures to allow the board to function effectively and independently

Royal Bank of Canada	26

Governance

Our approach to subsidiary governance

RBC takes an enterprise-wide approach to subsidiary governance.

The board and its committees oversee subsidiary governance on an enterprise level; the governance committee coordinates this oversight.

The Subsidiary Governance Office manages the governance of RBC subsidiaries through a network of global offices that act as regional governance hubs, bringing together local expertise and global oversight. This centralized approach provides consistency and transparency, enabling us to be responsive to evolving business needs, best practices and regulatory requirements and expectations.

Our policies on subsidiary board composition and functioning enhance our strong governance. Active and engaged subsidiary boards play a key role in overseeing our legal entities. Many have recruited independent directors with specific skills and experience to assist the board in challenging management and furthering the strategic priorities of RBC and its subsidiaries. Consistent with RBC’s focus on diversity and inclusion, we continue to accelerate gender and non-gender representation on our subsidiary boards and to leverage the subsidiary board experience to build talent for growth across the organization.

Engaging with shareholders and other stakeholders

Continuous and open dialogue with shareholders and other stakeholders is a key priority for us. The board encourages all stakeholders to provide timely and meaningful feedback, facilitates constructive engagement and regularly reviews its engagement with shareholders and stakeholders for alignment with best practices.

There are many ways people can engage with us and access important information:

Board of directors	Stakeholders can communicate with the directors or the board chair as described at rbc.com/governance.
Management	The CEO, group executive and senior management, Investor Relations and the secretary meet regularly with financial analysts, investors and other stakeholders.
Investor Relations	Investor Relations is responsible for communicating with the investing public on behalf of RBC.
Live broadcasts

We broadcast live our quarterly earnings calls with analysts and archive them on our Investor Relations site for a period of three months after each call. We also broadcast our annual meeting live and archive it on our Investor Relations site until the next annual meeting.

Please see the back cover of this circular for the contact details of the board chair, secretary, Shareholder Relations and Investor Relations.

Conduct and culture

The board sets and expects the highest standards of conduct at RBC to build and maintain the trust of our clients, investors, colleagues and the community. The board, with management, sets the tone from above and promotes an open and transparent culture at RBC. We recognize that the board’s responsibility to oversee conduct and culture is broad and demands that we adopt a continual improvement mindset towards our practices. To that end, our governance committee continues to enhance board and committee reporting on conduct and culture matters and proactively monitor emerging trends and best practices to

27	Royal Bank of Canada

Governance

help refine a holistic approach to overseeing these critical issues. We also encourage our employees to help shape our culture by speaking up and challenging behaviour that does not align with our values.

Our Code of Conduct

The RBC Code of Conduct (Code) promotes standards of desired behaviours that apply to directors, senior management and all employees including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

The board annually approves the Code and closely collaborates with management to set the tone from above and promote a strong governance culture that influences RBC at every level. The Code reflects our global businesses as well as new and emerging risk areas and sets out fundamental principles that guide the board in its deliberations.

Our Code fosters an open and transparent environment where employees can speak up and raise concerns without any form of retaliation. It creates a frame of reference for properly addressing sensitive and complex issues and provides for accountability if standards of conduct are not upheld.

We have an online learning program and annual employee testing and certification to demonstrate that employees are familiar with and understand the values and principles outlined in our Code. Directors must acknowledge each year that they have read and understand the Code, and certify that they are in compliance with it. We also have policies and procedures to address more specific aspects of fair business conduct, such as anti-bribery, anti-corruption and insider trading policies.

The governance committee oversees the management of conduct and receives regular reporting on employee complaints and conduct and culture matters. It meets on a regular basis with the chief human resources officer, the chief risk officer, the chief compliance officer and general counsel to review progress on programs that strengthen enterprise conduct.

Waivers of the application of the Code are considered only in exceptional circumstances. In the case of executive officers and directors, these waivers must be reported to the governance committee or the board and must be publicly disclosed in accordance with the law.

A copy of our Code is available at rbc.com/governance and has been filed with the securities regulators at sedar.com.

The board did not grant any waivers of our Code of Conduct to executive officers or directors in 2018.

Reporting hotline

Our stakeholders rely on the accuracy of our financial reporting. We have established mechanisms for directors, officers, employees and third parties to report, on a confidential and anonymous basis, any allegations of wrongdoing relating to accounting, auditing or internal accounting controls. Details on our reporting hotline can be found at rbc.com/ governance. Issues are investigated internally or by an independent external party, and any significant issues are raised with the audit committee chair.

Conflicts of interest

In practice, conflicts of interest can arise as a result of professional and contractual arrangements, directorships and other business interests. Where the personal or business interests of directors and executive officers may conflict with those of RBC, they must disclose the nature and extent of the conflict of interest as soon as possible, in writing or by requesting to have it entered in the minutes of the meeting. In the event of a conflict of

Royal Bank of Canada	28

Governance

interest, the director or executive officer in question will leave the meeting when the issue is discussed, and in the case of a director, will not vote or participate in the decision.

Our commitment to diversity

Diversity and inclusion has always been a core value at RBC. We believe attracting and retaining the best talent requires considering a diverse range of skills and backgrounds and embracing difference. The board is committed to diversity and inclusion at all levels as it provides RBC access to a wider pool of talent and drives creativity, innovation and growth.

Board Diversity Policy

42% of our director nominees are women.

RBC has played a leadership role in promoting board diversity in corporate Canada. We were one of the first signatories of the 2012 Catalyst Accord, a call to action to increase the representation of women on boards in corporate Canada. RBC is also a founding member of the Canadian chapter of the 30% Club and already exceeds its objective of 30% women on boards by 2020.

To assist in meeting our diversity objectives and ensure there are no systemic barriers or biases in our policies and practices, the board has approved the Board Diversity Policy. The board currently has a diversity objective that each gender comprise at least 30% of directors.

Every year, the governance committee completes a self-assessment that measures, among other things, its effectiveness in guiding the board toward its diversity objectives. It also reviews the board’s composition and any anticipated vacancies in light of our Board Diversity Policy and objectives. Gender and non-gender diversity, including diversity in age, geography, background and ethnicity, are important factors that the governance committee always considers.

Diversity of the executive team

45% of our executives in Canada are women, and 22% of our group executive are women.

Diversity is integrated throughout our approach to talent management, which is highlighted on page 80. We consider all dimensions of diversity, including gender and non-gender representation, when we hire executives and senior managers. This includes the CEO and executive officers reporting to the CEO (the group executive). 22% of our group executive are women. We do not establish specific diversity targets at the group executive level due to the small size of this group and the need to carefully consider a broad range of criteria.

The representation of diverse talent in executive and senior manager roles is an important measure of our progress toward building a diverse pipeline of talent. We focus on accelerating the development of diverse leaders to strengthen our succession bench through a number of different initiatives, including our Women in Leadership Program, our leadership program for culturally diverse talent, called Ignite, and our founding partnership with the Queen’s University Smith School of Business on a new LGBTQ+ executive program.

We also consider diversity when identifying development opportunities for our high-potential employees, such as inclusion on executive staffing lists, directorships on subsidiary boards, targeted development plans and participation in formal development and mentoring programs. We believe staffing matters when it comes to making meaningful change and have set ambitious diversity staffing goals in addition to representation goals. Our staffing goal for new executive appointments is 50% women, and we are proud to lead our Canadian peers in the representation of women and visible minorities in executive roles.*

*	As of December 31, 2017, according to employment equity data for businesses in Canada governed by the Employment Equity Act (Canada).

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The RBC Diversity Leadership Council, chaired by the CEO and comprising senior executives from across all the businesses, promotes diversity and inclusion and develops strategies and action plans with measurable outcomes for all of RBC. We believe that in order to speak up for inclusion, we need to speak about inclusion and we are taking action to empower, enable and engage our colleagues, communities and clients to have meaningful conversations about diversity and inclusion through our new diversity portal at rbc.com/diversity.

Board independence

All 2019 director nominees are independent except for our CEO.

To be effective, the board must be independent of management. To this end, the board has adopted a Director Independence Policy that incorporates the “affiliated persons” regulations from the Bank Act and the definition of “independence” from the Canadian Securities Administrators guidelines. It has also set additional standards for members of our audit committee and our human resources committee. The Director Independence Policy is filed with securities regulators at sedar.com and is available at rbc.com/governance.

Assessing director independence

Directors are independent only if they are unaffiliated with RBC and the board has determined that they have no direct or indirect material relationship with RBC that could interfere with their independent judgment.

To determine whether directors are independent, the board uses information about their personal and business relationships with RBC, including their personal banking and financial services information. The board collects this information from sources such as:

•	director responses to an annual detailed questionnaire

•	director biographical information, and

•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

The board tests relationships between directors and RBC using materiality thresholds set out in our Director Independence Policy. The board also considers other facts and circumstances it deems relevant to determine whether any of these relationships could reasonably be expected to interfere with a director’s independent judgment. It considers the nature and extent of these relationships and their importance not only to directors and to RBC, but also to entities with which directors are affiliated.

Under the Bank Act, the CEO must be a member of the board. He is the only director who is not independent.

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Guidelines to address other professional activities

None of the director nominees serve on more than two public company boards, in addition to RBC.

Directors must notify the board chair, governance committee chair and secretary before they engage in any new professional activities, including a directorship on another board, public or private, an employment with another organization and any role as an advisor or a consultant. The board chair and governance committee chair assess whether the directors will have sufficient time and energy to devote to their RBC responsibilities and evaluate potential circumstances that could impact their independent thinking.

Board interlock policy	No more than two RBC board members may serve on the same public company board. Currently no RBC director serves on another public company board with another RBC director.
Service on public company audit committees	No member of the RBC audit committee may serve on an audit committee of more than two other public companies.

Maintaining independence

The board has established other important ways to maintain its independence.

Access to management	All independent directors have unrestricted access to management and RBC employees.
External advisors	Each board committee and, with the approval of the board chair, individual directors may engage external advisors at the expense of RBC to ensure they have access to independent advice.
In camera sessions	The board chair and committee chairs lead sessions without management to facilitate open and candid discussion among the directors.

In fiscal 2018, all board and regularly scheduled committee meetings had an in camera session without management.

Nominating, developing and evaluating board members

Finding the right director candidates

We engage an independent search firm to help identify high-potential candidates.

The governance committee oversees board renewal and nominates directors for election to the board, keeping long-term strategic focus top of mind. RBC shareholders then elect the directors at each annual meeting to serve until the next annual meeting.

The board derives its strength from the diversity, qualities, competencies and experiences of its members.

Every year, the governance committee works with the board chair to review the credentials of candidates proposed for election or re-election to the board and assess their competencies and experience against those that the board believes, as a whole, it should possess. As part of this analysis, the governance committee maintains a matrix (see page 17) indicating the major competencies and experience that each director contributes.

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The governance committee considers the results of the board and director effectiveness evaluations in its assessment of the skills and competencies needed to support our strategic objectives.

Identified by: Search firms Directors Management Shareholders Individuals and other stakeholders Reference skills matrix Assess qualifications Consider diversity Review independence Check conflicts Interview process Governance committee recommends Board approves Shareholders elect 7 new directors elected by shareholders since 2014

How to submit a nomination

Shareholders

Any shareholder who wishes to recommend a candidate for consideration by the governance committee may submit the candidate’s name and biographical information, including qualifications and experience, to the board chair.

Proposal under the Bank Act	In accordance with the Bank Act, qualifying shareholders may submit a formal proposal to nominate an individual for director.
Nomination under the Proxy Access Policy	The board has adopted a Proxy Access Policy, which provides an additional way for shareholders to submit director nominations. This policy can be found at rbc.com/governance.
Individuals and other stakeholders	Individuals and other stakeholders may also submit candidates to the board chair.

Contact information can be found on the back cover of this circular.

Evaluating candidates for the board

The governance committee and the board chair work together to consider all qualified individuals and maintain an evergreen list of potential candidates. A sub-committee of directors, constituted from time to time, assists with this process.

The board selects independent nominees possessing business and professional expertise, including relevant financial services industry and risk management expertise, senior-level involvement in major organizations, international experience, a history of achievement and performance at the highest level, and residency in and familiarity with geographic regions relevant to our strategic objectives. They are also expected to have experience in ESG matters and share a commitment to the RBC values of integrity and putting the client first, diversity and inclusion, accountability and collaboration.

*	This number includes Tom Renyi who retired from the board on November 30, 2018.

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Our director effectiveness framework lays out the skills, commitment and conduct we expect from new and current directors (see page 36 for more on this). The governance committee also focuses on diversity, including gender and non-gender diversity, when considering candidates to nominate.

Board size considerations

This year, 12 nominees are standing for election as a director.

When determining its optimal size, the board balances two competing priorities:

•

the business need for diversity of experiences, perspectives and backgrounds that align with the near- and long-term strategic objectives of RBC and reflect its diverse client and stakeholder base, and

•	the need to be small enough to facilitate open and effective dialogue and thorough and responsive decision-making.

Regulatory requirements and succession planning also play key roles in the board’s consideration of its size.

Majority voting

The board’s Majority Voting Policy states that any nominated director in an uncontested board election must immediately tender their resignation if they are not elected by at least a majority (50% plus 1 vote) of the votes cast in their election. The board will determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the board will accept the resignation, making it effective immediately.

A director who tenders a resignation will not participate in any meeting where the board or a committee is considering their resignation. RBC will promptly issue a news release with the board’s decision. If the board determines not to accept the resignation, the news release will fully state the reasons for that decision.

Tenure policy

We have a tenure policy that outlines term limits in order to:

•	balance the benefits of experience with the need for new perspectives, and

•	to achieve ongoing board renewal.

Directors*	A director’s term lasts 15 years or until they reach the age of 70, whichever comes first. New directors may serve for at least six years, regardless of their age.
Board chair	The board chair’s term is eight years.
Committee chairs	A committee chair’s term is three years, which may be extended for up to two years, if appropriate, considering the expertise required to lead the relevant committee.

*	For directors who joined the board prior to May 27, 2011, the term starts on March 1, 2012.

Term limits do not take precedence over our annual director effectiveness evaluation. Re-nominations for election as directors will be based on the needs of the board and RBC given its strategic objectives and will take into consideration the results of the effectiveness evaluation and peer reviews.

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A director is expected to submit their resignation to the board chair if:

•	their qualifications, independence or other credentials change

•	they no longer meet the eligibility rules under the board’s conflict of interest guidelines, or

•	they are no longer qualified under the Bank Act or other applicable laws.

The governance committee will make a recommendation to the board on whether it should accept the resignation. A director who tenders a resignation does not participate in the discussion or decision-making process.

Helping directors succeed in their roles

The board strives to ensure that new directors receive a thorough introduction to the role and all directors have access to the resources they need to focus on ongoing development. The governance committee is responsible for making the transition of new directors as seamless as possible and equipping them with the right tools to succeed so they can make valuable contributions to the board and RBC.

The governance committee has adopted a principles-based approach that includes three key pillars to facilitate an agile and adaptive board.

Key pillar	Director activities and resources
Orientation and onboarding

•  In-depth Orientation Guide covering our governance principles and policies including our Code of Conduct and Director Independence Policy

•  Strategic and business deep-dives with the group executives and senior management

•  Onboarding sessions with key governance, legal and function executives to advise directors on their obligations and the internal controls and practices in place at RBC

•  Attendance at committee meetings even if a director is not a member

•  Committee chair orientation with executive sponsors and the secretary to prepare them for their role

Integration

•  Mentorship program matching new directors with experienced members

•  One-on-one meetings with the board chair and committee chairs to enhance their understanding of the board’s culture and dynamics

•  Ongoing engagement with group executives and senior management to deepen knowledge of our strategic objectives and foster open dialogue and constructive relationships

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Key pillar	Director activities and resources
Personal development

•  Education sessions and materials:

-  presentations by senior executives on the business and regulatory environment, including specialized and complex aspects of our businesses and operations

-  RBC Speaker Series, a program of presentations by external guest speakers that provides directors with updates on key topics including business and market trends, institutional investor perspectives, consumer behaviours, digital disruption of financial institutions, the political and economic landscape, emerging industry and regulatory trends and the dynamic marketplace

-  areas of shared concern or oversight covered in joint educational sessions across committees

-  online resource library of information on relevant topics, including educational opportunities outside RBC

•  Tailored programming:

-  programs to address the particular needs of each director based on their background, experience and personal focus areas

-  opportunities relevant to directors at large financial institutions (e.g. Global Risk Institute, Group of Thirty, Bank Governance Leadership Network)

•  Membership at the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.)

Directors have full access to committee education sessions regardless of committee membership. They also receive educational materials and updates between board meetings on matters relevant to our businesses.

Periodically, the board also participates in tours of our operations to further learn about our businesses. The board and its committees held meetings in New York City in 2018, which provided them with the opportunity to deepen their knowledge of our U.S. businesses through visits to local offices and presentations on business and political trends in the U.S. and internationally and to engage with employees, local leadership and independent directors of RBC US Group Holdings LLC, our U.S. intermediate holding company.

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Quarter	Education presentations	Attendance
Q1 2018	Davos 2018 – RBC Debrief	Board
	Cyber Security Annual Update	Board
	Climate Risks, Opportunities & Disclosures	Audit/Risk
	Enterprise Data Strategy in the New Data Landscape	Audit/Risk
	Emerging Legal Risks	Audit/Risk
	International Financial Reporting Standards (IFRS) 15 – Revenue, IFRS 16 – Leases and IFRS 17 – Insurance Contract Accounting	Audit
	Semi-Annual Regulatory and Government Affairs Update	Governance
	Climate Change Position Statement and the Financial Stability Board (FSB) Task Force on Climate-related Financial Disclosures	Governance
	Operational Risk Evolution and Management	Risk
	Gallery Walk – Data Strategies for Risk Management	Board
	Potential Impact of Digital and Technology Platforms – A Tech Entrepreneur’s Perspective	Board
Q2 2018	Finance Information Technology Strategy	Audit
	Assessing Audit Quality at PwC	Audit
	City National Bank Through a ‘Risk Lens’	Risk
	RBC Capital Markets Loan Book Through a ‘Risk Lens’	Risk
	Cyber and IT Risk Update	Risk
	Technology & Operations Strategy Update	Board
	Internal Audit Technology Strategies and Solutions	Audit
Q3 2018	Semi-Annual Regulatory and Government Affairs Update	Governance
	Early Talent Acquisition and Digital Talent Strategy	HR
	Enhancing Operational Risk Capabilities and Practices	Risk
	The Payments Battleground and the Future of Payments – A Global Banker’s Perspective	Board
	Outlook for U.S. Energy, Supply and Demand	Board
	Global Risks of 2020s – A Canadian Diplomat’s Perspective	Board
	Outlook for Financial Institutions and State of Corporate Governance – An Institutional Investor’s Perspective	Board
Q4 2018	State of American Politics, Midterms Forecast and 2018/2019 Outlook – A U.S. Political Strategist’s Perspective	Board
	Gallery Walk – Borealis AI and Innovation Through Artificial Intelligence, Machine learning and Data Analytics	Board
	Fundamental Review of the Trading Book	Audit/Risk
	Leadership Strategy Update	HR
	Consumer Indebtedness and Rising Rates in Canada	Risk

RBC Speaker Series presentation

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Evaluating the directors, committees and chairs

An independent consultant designs and confidentially administers the evaluations.

The board and its committees annually review their effectiveness as part of their commitment to continuously improve their oversight, guidance and constructive challenge of management. Managed by the governance committee, this process also includes separate evaluations of the board chair and each committee chair and a peer review of each director. The results inform the board’s development of priorities and action plans for the following year. The evaluations also form part of the governance committee’s assessment of the skills and competencies director nominees need for election or re-election.

Expectations of our directors

Our director effectiveness framework identifies the key characteristics and behaviours the board considers essential for each director to fulfil their role successfully. This framework forms the basis of the peer evaluation components of the evaluation and reflects the board’s commitment to improvement on an organizational and individual level.

DedicationPrioritizes the needs of RBCCommits fully to the accountability and success of the boardSeeks to continuously Improve and raise the barEngagementEngages fully and makes a meaningful contribution at all meetingsActively promotes collegialityConsiders the input of others and provides thoughtful adviceIntegrityWorks for the greater good of RBCDemonstrates high ethical standardsUpholds RBC valuesCourageAppropriately challenges the status quoCan make tough decisionsChampions changeStrategic orientationDiscusses pros and cons of future growth strategiesAssesses global opportunities for alignment with RBC strategyBusiness acumenFocuses on the right performance outcomesBalances short-, medium- and long-term objectivesExhibits sound judgment and thoughtfully balances trade-offsDirector effectiveness

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Annual evaluations

The annual evaluations of the board and each committee are supplemented with input from members of the group executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness. We review our evaluation and effectiveness frameworks annually to align them with best practices and regulatory guidance.

Updates on priorities and action plans are provided to the board and committees by the committee chairs and board chair on a regular basis throughout the year. This approach creates an effectiveness evaluation that is an ongoing, dynamic part of the functioning of the board and its committees.

Feedback is collected through questionnaires and through meetings between the board chair and the committee chairs as well as one-on-one meetings between the board chair and independent directors. The board is evaluated by all directors and the group executive. The board chair is evaluated by all directors, including the CEO. The committees and committee chairs are evaluated by committee members and applicable senior management. Each independent director completes a personal and peer review. An independent consultant analyzes the feedback and prepares a report. The board and governance committee review the board and board chair reports. The governance committee chair reports to the board on the effectiveness of the board chair. The board chair reviews the independent director reports and peer feedback. The governance committee and applicable committees review the committee and committee chair reports. The board chair reviews the committee chair reports. Priorities and action plans are developed for the board and committees and the committee chairs as well as the board chair. Development opportunities are identified for each independent director. Reports and peer reviews are taken into consideration during the re-nomination process.

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Board committee reports

Audit committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• D. Denison (chair), A. Chisholm, J. Côté, M. McCain, T. Vandal and J. Yabuki

Financial literacy and audit expertise

•  All members of the audit committee are “financially literate” within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange

•  D. Denison, J. Côté, T. Vandal and J. Yabuki qualify as “audit committee financial experts” as defined by the U.S. Securities and Exchange Commission

Meetings

•  Seven meetings were held in fiscal 2018 (two of those meetings included joint sessions with the risk committee); the external auditor attended each meeting

•  Each meeting included an in camera session without management present

•  The committee also held separate in camera sessions with the external auditor at each regularly scheduled meeting, and with the chief audit executive (CAE), chief compliance officer (CCO), chief anti-money laundering officer (CAMLO), general counsel and chief financial officer (CFO) on a quarterly basis

Responsibility	2018 Highlights

Financial reporting and internal controls

✓ Oversaw the bank’s annual and quarterly financial reporting process and recommended quarterly and annual financial reports for approval by the board

✓ Received updates from the Finance function on critical accounting policies and estimates and reviewed significant judgments relating to a number of accounting matters including:

•  allowance for credit losses

•  tax uncertainty provisions and disclosure

•  goodwill impairment

•  fair value of financial instruments

•  the adoption of IFRS 9 – Financial Instruments effective November 1, 2018 and other new accounting standards

✓ Reviewed disclosure controls and procedures and internal controls over financial reporting

Internal audit function

✓ Reviewed and approved the annual internal audit plan and monitored its execution

✓ Received updates on internal audit’s three-year strategy

✓ Reviewed quarterly reports of audit activities, findings and recommendations

✓ Monitored the internal audit role in major initiatives including the adoption of IFRS 9 and other new accounting standards

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External auditor (PwC)

✓  Discussed with PwC its responsibilities in performing an integrated audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviewed and approved its annual audit plan and associated fees

✓  Discussed with PwC key accounting risks and significant judgments made by management

✓  Received written confirmation from PwC of its independence

✓  Pre-approved all additional engagements with PwC (including any non-audit services)

✓  Completed an annual assessment of PwC’s performance based on (i) quality of service and communication; (ii) independence, objectivity and professional skepticism; and (iii) qualification and experience of the audit team, all of which were rated satisfactory

Talent management and succession planning	✓ Reviewed the performance assessments of the CFO, CAE, CCO and CAMLO, each of which was satisfactory ✓ Received an update on internal audit’s talent management strategy

Legal, regulatory and capital matters

✓  Received regular updates from the general counsel on legal matters as well as an education session on emerging legal risks impacting the execution of the bank’s strategy

✓  Received regular updates from the CCO on regulatory compliance and the CAMLO on anti-money laundering and anti-terrorist funding regulations

✓  Reviewed the results of the 2018 enterprise stress testing and approved the Internal Capital Adequacy Assessment Process and the 2019 Capital Plan

✓  Received regular updates on regulatory capital management matters and oversaw planning for and implementation of new capital and liquidity regulatory developments

Oversight of the finance function

✓  Reviewed and approved the function’s organizational structure, budget and resources

✓  Reviewed and approved the CFO Group’s charter and CFO’S mandate

✓  Assessed the effectiveness of the finance function, which is operating effectively

✓  Reviewed the performance assessment of the CFO, which was satisfactory

Oversight of internal audit function

✓  Reviewed and approved the function’s organizational structure, budget and resources

✓  Assessed the effectiveness of the internal audit function through an internal review and an independent review conducted by a third-party consultant

Subsidiary oversight

✓  Acted as audit committee to certain regulated RBC subsidiaries

✓  Received and reviewed the financial statements, internal control reports and reports from the CFOs of these regulated subsidiaries

✓  IHC’s independent directors attended two joint meetings of the risk and audit committees and two meetings of the audit committee

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Auditor Fees

Following a tender process, PwC was appointed our auditor by the board of directors on January 29, 2016, which appointment was approved by RBC shareholders at the annual and special meeting of common shareholders held on April 6, 2016. Fees relating to the years ended October 31, 2018 and October 31, 2017 to PwC and its affiliates, including the nature of each category of fees, are detailed below.

	Year ended October 31, 2018 ($ millions)			Year ended October 31, 2017[1] ($ millions)

	Bank and subsidiaries	Mutual funds[2]	Total	Bank and subsidiaries	Mutual funds[2]	Total
Audit fees	35.3	2.3	37.6	30.5	2.0	32.5
Audit-related fees	7.0	–	7.0	6.6	–	6.6
Tax fees	0.1	0.3	0.4	0.1	0.3	0.4
All other fees	0.4	0.5	0.9	0.5	0.5	1.0
Total fees	42.8	3.1	45.9	37.7	2.8	40.5

1	The 2017 amounts have been updated to reflect $0.4 million of additional audit fees that relate to the year ended October 31, 2017.

2	The mutual funds category includes fees paid for professional services provided by PwC for certain mutual funds managed by RBC subsidiaries. In addition to other administrative costs, the subsidiaries are responsible for the auditor fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the mutual funds in return for a fixed administration fee.

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the Annual Consolidated Financial Statements of the bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the bank’s independent auditor reasonably can provide including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our Annual Consolidated Financial Statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the bank’s independent auditor

•	reporting on the effectiveness of internal controls as required by contract or for business reasons

•	the audits of the financial statements of our various pension plans, and

•	the audits of various trusts and limited partnerships.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns and assistance in completing routine tax schedules and calculations.

All other fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries as well as accounting and other research publications.

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Governance committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• J. Côté (chair), A. Chisholm, T. Daruvala, T. Renyi and J. Yabuki

Meetings	• Five regular meetings were held in fiscal 2018 • Each meeting included an in camera session without management present

Responsibility	2018 Highlights

Monitor best practices and trends	✓	Approved updates to key board and committee governance policies, including the Board Diversity Policy
	✓	Approved the Statement of Corporate Governance Practices and reviewed the Corporate Governance Framework
	✓	Received semi-annual updates highlighting key Canadian, U.S. and international governance and regulatory developments
	✓	Received periodic updates on the proposed amendments to the Bank Act and the Corporate Governance Guideline of the Office of the Superintendent of Financial Institutions (OSFI)

Director recruitment and board composition	✓	Continued to develop director candidate pipeline through a renewed recruitment sub-committee and with the support of an external consultant
	✓	Reviewed and approved the director nominees for election and assessed directors’ independence

Director compensation	✓	Reviewed current competitive trends in director compensation globally and recommended no changes for 2019

Director effectiveness	✓	Developed and approved 2018 priorities for the board and board chair and reviewed regular progress reports against these priorities
	✓	Oversaw the annual board, committee and peer effectiveness evaluation

Director orientation and education	✓	Coordinated continuing education programs across the board and committees

Shareholder engagement	✓	Oversaw engagement of regular dialogue with shareholders, governance stakeholders and regulators on key and emerging governance topics and trends, including diversity, environmental and social matters

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Corporate citizenship	✓	Reviewed the RBC corporate citizenship strategy and approved the 2019 global donations budget
	✓	Reviewed the Corporate Citizenship and Environmental, Social and Governance (ESG) Investor Report and the Public Accountability Statement
	✓	Reviewed the Climate Change & Position Disclosure Statement published in accordance with the recommendations of the FSB Task Force on Climate-related Financial Disclosure

Conduct and culture review	✓	Reviewed policies to comply with self-dealing provisions of the Bank Act and the Sarbanes-Oxley Act of 2002 (United States)
	✓	Approved the RBC Code of Conduct, received semi-annual compliance reporting and obtained assurances that RBC has processes in place to ensure adherence to the Code of Conduct
	✓	Oversaw the culture of integrity established throughout the organization, including compliance with policies and procedures in place and discussed trends of conduct and culture with management
	✓	Approved the Enterprise Conduct Framework, an overview of enterprise-wide programs that drive strong behaviours and support a strong level of risk

Subsidiary oversight	✓	Acted as the conduct review committee for certain of our federally regulated financial institution subsidiaries
	✓	Reviewed annual report on effectiveness of subsidiary governance at RBC

Human resources committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	•	A. Laberge (chair), M. McCain, H. Munroe-Blum, B. van Kralingen and T. Vandal

Meetings	•	Five regular meetings were held in fiscal 2018 (one regular meeting included a joint session with the risk committee)
	•	Each meeting included an in camera session without management present
	•	In camera sessions were also held with the external independent compensation advisor, Frederic W. Cook & Co., Inc. (FW Cook), at each meeting where executive compensation was discussed

Responsibility	2018 Highlights

Executive compensation	✓	Reviewed our approach to executive compensation, including our approach, design and positioning relative to comparators
	✓	Reviewed the performance assessment of the chief executive officer (CEO) against objectives, and approved performance objectives and metrics for the coming year
	✓	Made recommendations to the board for the compensation of the CEO and other senior executives

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Executive compensation (continued)	✓	Approved the compensation of the heads of oversight functions
	✓	Reviewed and recommended that the board approve the compensation for the incoming chief risk officer

Compensation oversight and risk management	✓	Met with the CRO to review the alignment of variable compensation with risks and economic performance
	✓	Reviewed an assessment conducted by FW Cook of the alignment between CEO compensation and RBC performance
✓

Reviewed the results of scenario analyses of our major performance-based incentive programs to assess payouts under different levels of RBC performance. This ensures that these programs incorporate the RBC pay-for-performance principle, risk appetite and compensation objectives

	✓	Met with the chief audit executive on compensation risk management and governance practices, including alignment with the FSB Principles and Standards

Oversight of compensation programs, policies and pensions	✓	Reviewed and approved design and payouts for major compensation programs
	✓	Approved the Compensation Management Framework, the RBC Policy on Compensation Risk Management and the RBC Forfeiture and Clawback Policy
	✓	Reviewed a report on RBC variable compensation programs and their alignment with financial performance and FSB Principles and Standards
	✓	Reviewed a report of RBC pension plans and plans of certain of its subsidiaries covering governance, oversight, controls, funding, performance and investment strategy

Talent management and succession	✓	Reviewed and discussed the RBC leadership strategy, including new leadership capabilities to attract and retain talent to be a digitally enabled relationship bank, progress against key priorities and depth and diversity of succession
	✓	Oversaw planned transition of the CRO

Employee engagement	✓	Reviewed and discussed the 2018 employee opinion survey results, which assessed employee engagement

Risk committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	•	T. Daruvala (chair), D. Denison, A. Laberge, H. Munroe-Blum and B. van Kralingen

Meetings	•	Seven regular meetings and eight special meetings were held in fiscal 2018 (two regular meetings included joint sessions with the audit committee and one regular meeting included a joint session with the human resources committee)
	•	Each regular meeting included an in camera session without management present

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Responsibility	2018 Highlights

Risk management	✓

Discussed key emerging risk issues, including, among others, climate change, enterprise data strategy, digital disruption and innovation, Brexit, global trade relations and cannabis legalization in Canada

	✓	Discussed the operational risk profile including cybersecurity and information technology (IT) risk issues
	✓	Reviewed results of regulatory supervisory assessments of RBC
	✓	Oversaw the delegation of risk limits to management
	✓	Reviewed and approved credit risk parameters
	✓	Reviewed and approved the bank’s resolution and recovery plans
	✓	Reviewed the Enterprise-Wide Stress Testing results and approved the Internal Capital Adequacy Assessment Process

Significant transactions	✓	Reviewed and approved significant transactions that exceeded the authorities delegated to management

Risk framework and risk culture oversight	✓	Reviewed and approved the following risk frameworks:
• Enterprise Risk Appetite Framework, the amount and type of risk that RBC is willing to accept in the pursuit of its business objectives

•  Enterprise Risk Management Framework, a consolidated overview of the bank’s program for identifying, measuring, controlling and reporting on significant risks, as well as supporting risk management frameworks

Oversight of risk management function	✓	Reviewed and approved the function’s organizational structure, budget and resources
	✓	Assessed the effectiveness of the risk management function through an internal review and an independent review conducted by a third-party consultant
	✓	Reviewed the performance assessment of the CRO, which was satisfactory

Subsidiary oversight	✓	Reviewed reports on the liquidity risk profile of RBC US Group Holdings LLC, the RBC intermediate holding company (IHC)
	✓	Reviewed and approved daily daylight overdrafts with the Federal Reserve Bank of New York for the RBC New York branch
	✓	Received updates on the U.S. comprehensive capital analysis and review
	✓	IHC’s independent directors attended two joint meetings of the risk and audit committees
	✓	Reviewed and approved credits for RBC subsidiaries

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Executive compensation

Executive compensation

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Executive compensation

Letter from the human resources committee

To our fellow shareholders,

Our vision is to be among the world’s most trusted and successful financial institutions. This vision guides our board and senior management team in advancing our key strategic priorities within our risk appetite framework.

The human resources committee oversees our compensation approach on behalf of the board. We work diligently on behalf of shareholders to ensure our executive compensation programs are aligned with performance, retain top talent and motivate them to bring our vision, values and strategy to life to help our clients thrive and our communities prosper.

We are pleased to share our approach to compensation for 2018 and highlight the performance metrics we considered in determining the 2018 compensation awarded to David McKay, our president and chief executive officer (CEO). Guided by our compensation philosophy and principles, our decisions on executive compensation reflect our ongoing focus on driving sustainable growth and enhancing long-term value for shareholders and other stakeholders.

Our purpose and strategic goals
Guided by our vision to be among the world’s most trusted and successful financial institutions, and driven by our purpose of helping clients thrive and communities prosper, we aim to be:
the undisputed financial services leader in Canada
the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S.
a leading financial services partner valued for our expertise in select global financial centres

RBC performance in 2018

Our diversified business model and our disciplined approach to controlling costs, deploying capital and managing risk continued to deliver sustainable value for shareholders and other stakeholders.

Financial results for short-term incentive program		Financial results for mid and long-term incentive programs
Strong earnings net income ($ billions)	Profitable growth return on equity	Financial performance metrics	Medium-term objectives	2018 results
	17.6% up from 17.0% in 2017	Diluted EPS growth	7%+	10.6%
		Return on equity	16%+	17.6%
		Capital ratios (CET1)	Strong	11.5%

		Total shareholder return results	RBC	Global peer average
		Three-year	13%	9%
		Five-year	11%	8%

Our financial performance demonstrates how we are building long-term client franchises and delivering a premium return on equity, even as we invest in creating the bank of the future and pursue our focused growth strategy in Canada, the U.S. and key global markets. In 2018, we returned 58% of profits to our shareholders through dividends and share repurchases.

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2018 net income of $12.4 billion and return on common equity of 17.6% exceeded the financial objectives we established for the CEO’s short-term incentive program of $11.9 billion and 17.2%, respectively. In addition, under Mr. McKay’s strong leadership, we were pleased with our achievement of a range of client, risk and strategic objectives. Most notably, RBC:

✓

maintained #1 or #2 market share in all key Canadian Banking product categories and #1 market share in Canadian mutual fund assets under management, and continued our leadership position in investment banking in Canada

✓

accelerated growth in the U.S., our second home market. We continued the expansion of City National’s footprint and made solid progress on expanding product offerings to select high growth markets with strong RBC Wealth Management and Capital Markets presence. We also expanded our Corporate and Investment Banking business in the U.S. and deepened existing client relationships to generate additional revenue

✓

ranked highest in customer satisfaction in 2018 (J.D. Power) and named North American Retail Bank of the Year (Retail Banker International) for exceptional financial performance, client strategy, innovation and leadership

✓	continued to invest significantly in digital and innovation strategies across all of our businesses, building on the strength of our market-leading assets to deliver more value to clients

✓	enhanced equity trading strategies for institutional clients and delivered automated savings and improved insights for retail banking clients though our artificial intelligence capability

✓	continued to invest in capabilities, technology and talent to grow our U.S. Wealth Management business

✓	employee engagement is at an all-time high and more than 95% of our colleagues reported in our employee opinion survey that they are proud to be a part of RBC, and

✓	made progress helping young people gain access to skills, tools and networks they need to prepare for the jobs of tomorrow through RBC Future Launch™.

CEO performance and compensation

CEO total compensation for 2018 was $13,544,100, up 9% from 2017, reflecting strong performance in 2018 (2.5%) and the change to target compensation in 2017 (6.5%).

In considering CEO compensation, we assess overall performance relative to financial, client, risk and strategic objectives approved by the board at the beginning of the year. We also assess in-year progress against our medium-term objectives, which is the primary consideration in determining mid and long-term incentive awards. A detailed description of the performance evaluation for Mr. McKay starts on page 73. In 2017, the board increased Mr. McKay’s mid and long-term incentive targets by $750,000, resulting in target compensation of $12,000,000 for the 2018 fiscal year.

Mr. McKay exceeded his objectives in 2018. As a result, the board approved total direct compensation of $13,544,100, which is 13% above his 2018 target of $12,000,000 and 9% higher than 2017. Mr. McKay’s total direct compensation included a base salary of $1,500,000, which was unchanged from 2017, a short-term incentive award of $3,175,300 and mid and long-term incentives totaling $8,868,800. The mid and long-term incentives were granted in the form of performance deferred share units (80%) and stock options (20%), respectively, to support the alignment of his incentives with long-term shareholder interests.

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Executive compensation

The compensation awarded to Mr. McKay recognizes his leadership in driving strong performance and executing on key strategic initiatives that deliver a premium return on equity, build for the future and strengthen our ability to deliver shareholder value over the long term.

Having your say

Shareholder input on compensation is an important part of our engagement process, and we invite you to have your say on our approach to executive compensation at each annual meeting. While this vote is advisory and non-binding, the board will consider the results in future compensation planning.

We were pleased that, last year, 95.6% of shareholder votes were in favour of our approach to compensation. If you have any comments or questions about our approach to executive compensation, please contact us using the information on the back of this circular.

We look forward to seeing you at the upcoming annual meeting of shareholders.

Alice Laberge Chair of the Human Resources Committee	Kathleen Taylor Chair of the Board

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Compensation discussion and analysis

This section describes our approach to compensation and the policies, practices, programs and awards for our named executive officers (NEOs).

Our 2018 NEOs are:

David McKay	president and chief executive officer (CEO)

Rod Bolger	chief financial officer (CFO)

Douglas Guzman	group head, RBC Wealth Management and RBC Insurance, and deputy chair, RBC Capital Markets

Douglas McGregor	group head, RBC Capital Markets and RBC Investor & Treasury Services

Neil McLaughlin	group head, Personal & Commercial Banking

Compensation philosophy and principles

Guided by our vision of being among the world’s most trusted and successful financial institutions and our purpose of helping clients thrive and communities prosper, our approach to compensation, including executive compensation, is based on the following principles:

Compensation aligns with long-term shareholder interests
• Awards vary based on the absolute and relative performance of RBC. • Mid and long-term incentives vest and pay out over time, encouraging a longer-term view of increasing shareholder value.

Compensation aligns with sound risk management principles

•  Our risk management culture is reflected in our approach to compensation. Our compensation practices appropriately balance risk and reward, and align with shareholder interests.

•  Performance of individuals, business segments and RBC overall is assessed based on a number of measures, including adherence to risk management policies and guidelines.

Compensation rewards performance

•  Our pay-for-performance approach rewards employees for their contributions to individual, business segment and enterprise results relative to objectives that support our business strategies for sustainable growth over short, medium and long-term horizons, which are aligned with RBC’s risk appetite.

Compensation enables us to attract, engage and retain talent

•  Talented and motivated employees are essential to building a sustainable future for RBC. We offer compensation that is competitive within the markets where we operate and compete for talent.

•  Compensation programs reward employees for high performance and their potential for future contribution.

Compensation rewards behaviours that align with our values and drive exceptional client experiences

•  RBC values, embedded in our Code of Conduct, form the foundation of our culture and underpin our ongoing commitment to putting our clients’ needs first and delivering value for all of our stakeholders.

•  We consider risk conduct and compliance with policies and procedures in determining our performance-based compensation.

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Key compensation programs and practices

We regularly review our compensation programs to ensure they are consistent with best practices and regulatory guidance.

Pay for performance			Page

Compensation rewards performance	✓	We assess the performance of the CEO and group executive (the most senior executives of RBC) relative to objectives that support our business strategies for sustainable growth over short, medium and long-term horizons, which are aligned with our risk appetite.	60

Significant portion of pay is at risk and based on performance	✓	For the CEO and group executive, 75% to 90% of their target total direct compensation is at risk, which creates a strong pay-for-performance relationship.	62

Deferral arrangements	✓	A significant portion of variable compensation (at least 70% for the CEO, at least 65% for members of group executive and at least 40% for other material risk takers) is deferred over a number of years, consistent with our compensation principles and relevant regulatory guidelines.	57

Mid and long-term incentive awards subject to performance at time of grant and vesting	✓	Consistent with best practices, we determine grants of mid and long-term incentives based on performance relative to our medium-term objectives (diluted earnings per share growth, return on common equity and capital ratios). In addition, the Performance Deferred Share Unit (PDSU) Program is subject to a relative total shareholder return (TSR) performance modifier at the end of the three-year performance period, with the possibility of a zero payout if RBC does not meet the performance threshold.	64

Scenario analysis of compensation programs	✓

Every year, we perform scenario analyses of our major compensation programs, including those in which the CEO and group executive participate, to assess how they might pay out under various RBC performance scenarios. We also back-test the compensation of the CEO and group executive to assess the alignment of pay and performance.

			60-61

Human resources committee discretion	✓	The human resources committee may use its informed judgment when recommending final compensation awards to the board to ensure outcomes appropriately reflect risk and any unexpected circumstances that may arise during the year.	65
Compensation governance and risk management

Governance oversight	✓	The human resources committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and group executive.	52

Say-on-pay vote	✓	We offer shareholders a non-binding advisory vote on our approach to executive compensation. Last year, 95.6% of shareholder votes were in favour of our approach.	6

External independent advice	✓	The human resources committee engages an independent advisor to provide an external perspective of marketplace changes and best practices related to compensation design and governance, and objective advice on the appropriate level of compensation for the CEO and group executive in the context of RBC performance and the market.	53

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Compensation governance and risk management (continued)			Page

Alignment with FSB Principles and Standards	✓	Our approach to compensation risk management is consistent with the FSB’s Principles for Sound Compensation Practices and Implementation Standards (collectively, FSB Principles and Standards).	56-58

Forfeiture and clawback provisions	✓	To effectively balance risk and reward, forfeiture and clawback provisions address situations where employees conduct business activities inappropriately or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.	56

Anti-hedging policy	✓	To maintain appropriate alignment between individual employees and shareholder interests, we prohibit employees from hedging the value of their equity-based compensation.	56

Performance cycles align with risk time horizon	✓

To align compensation with the risk time horizon and to motivate executives to create long-term value and remain accountable for decisions with longer-term risk exposure, we require executives to defer a significant portion of their variable compensation and meet minimum share ownership guidelines.

			57-58

Post-retirement equity ownership	✓

The CEO and group executive must maintain a minimum level of equity ownership that extends into retirement for 24 and 12 months, respectively, ensuring their interests continue to align with shareholders’ interests.

			67-68

Incentive plan caps	✓	We cap the annual variable Short-Term Incentive (STI) Program at 2.0 times target, and the PDSU Program at 1.25 times target.	63-64

Talent management and succession planning	✓	The board oversees a comprehensive approach to talent management and succession planning aimed at ensuring we have a pipeline of leaders to drive both short and long-term performance.	80

Double trigger change of control	✓	Equity awards vest on an accelerated basis only in situations where there is a “double trigger” – a termination of employment without cause shortly after a change of control.	91
Competitive compensation program

Peer group criteria and application	✓

We use a core comparator group of Canadian financial institutions to establish competitive target compensation levels. We also use a reference comparator group of financial institutions outside Canada to provide additional context in setting the target pay of the CEO. We adjust payouts of mid-term incentive awards based on our three-year TSR performance relative to our global peer group.

			58-59, 65

Opportunity to defer annual bonuses in deferred share units	✓	To enhance alignment with shareholder interests, executives may elect to receive all or a portion of their annual bonus award in deferred share units, redeemable only upon retirement, resignation or termination of employment.	67

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Compensation governance

Our board is responsible for overseeing RBC compensation principles, policies, programs and decisions. The human resources committee, which is comprised of independent directors, supports the board in this work and is advised by an external independent compensation advisor.

The following chart illustrates our compensation governance structure:

1	The CRMOC is a senior management committee; members include the CRO, the CHRO and the CFO.

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Human resources committee

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation, risk and talent management to fulfil the human resources committee’s obligations to the board and shareholders. All members of the human resources committee have significant experience in these areas as senior management of complex organizations, and through their prior and current membership on the human resources or risk committees of the RBC board and compensation committees of the boards of other large and complex organizations. In fiscal 2018, two members of the human resources committee – Mr. McCain and Mr. Vandal – also served on the audit committee and Mr. Vandal qualifies as an audit committee financial expert, as defined by the U.S. Securities and Exchange Commission. In addition, Ms. Laberge, Dr. Munroe-Blum and Ms. van Kralingen also served on the risk committee. This cross-membership of committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

In 2018, the human resources committee held a joint meeting with the risk committee to consider the relationship between risk and compensation and alignment of variable compensation with risk and financial performance.

Independent advice

Since 2015, the human resources committee has retained Frederic W. Cook & Co., Inc. (FW Cook), which has deep executive compensation expertise, for independent compensation advice. FW Cook has no ties to members of the human resources committee or management that could jeopardize its independence, and it maintains policies and procedures designed to prevent conflicts of interest. The advisor’s role includes:

•	advising on executive compensation and governance trends in Canada, the U.S. and internationally

•	annually reviewing the design of major compensation programs to ensure they remain market-competitive and aligned with shareholder interests and sound risk management principles

•	advising on the appropriate level of target compensation for the CEO and group executive

•	advising on CEO and group executive compensation based on individual, business segment and RBC overall performance

•	conducting CEO pay-for-performance analyses relative to the core and reference comparator groups, and

•	reviewing compensation-related materials prepared by management in advance of the human resources committee meetings and highlighting potential issues to the human resources committee chair.

The human resources committee chair meets with the advisor before committee meetings where compensation is discussed to obtain the advisor’s independent views and advice on management’s recommendations. The human resources committee also meets with the advisor without management present at every committee meeting where compensation is reviewed.

In its assessments of FW Cook’s independence, the human resources committee considered all factors relevant to providing independent advice to the human resources committee, and also reviewed other services performed for RBC by FW Cook in fiscal 2018 and the proposed fees for those services (see “All other fees” on page 54). The human resources committee was satisfied that, based on this review and given the nature and value of the other services provided, the provision of other services by FW Cook did not impact its ability to act as an independent resource for the human resources committee.

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Executive compensation

The total fees paid by RBC to FW Cook for its services in 2018 represented less than 1% of FW Cook’s global revenue. The table below shows the fees paid over the last two years:

Year	Executive compensation-related fees[1] (US$)	All other fees[2] (US$)
2018	156,466	67,357
2017	175,333	52,928

1	As independent advisor to the human resources committee.

2

In each of the last two years, the board of City National engaged FW Cook to conduct a compensation risk assessment of City National’s incentive programs. These amounts represent fees paid to FW Cook for this work.

Compensation risk management

Our compensation risk management policies and practices, outlined below, are aimed at ensuring compensation aligns with the short, medium and long-term interests of our shareholders as well as regulatory guidance.

Adherence to RBC policies and processes, including the Code of Conduct, is taken into account in determining performance-based compensation. The board and management also consider potential risks associated with compensation arrangements, as well as risk accountabilities and ethical behaviours as part of performance evaluations and compensation decisions.

The chief risk officer (CRO) plays a key role in managing compensation risk at RBC, including several of the practices described in this section. The CRO meets with the human resources committee on a regular basis to report on key risk issues that the human resources committee should consider in determining variable compensation. The CRO’s role in managing compensation risk is further described on page 55. Annually, the human resources and risk committees hold a joint session to discuss compensation risk management practices as well as other areas of shared oversight.

As set out in the Code of Conduct and in the Enterprise Conduct Framework, all employees have an important role in promoting a strong risk culture built on our values. We have embedded these values across all of our talent practices. The governance committee oversees RBC’s management of conduct, including breaches of the Code of Conduct, and meets on a regular basis with the CHRO, CRO and general counsel to review progress on programs that strengthen enterprise conduct.

Compensation Risk Management Policy

Purpose

•  To set out the compensation risk management policy and practices for RBC. The policy is guided by the FSB Principles and Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance.

Key features (applies to all employees)

The policy outlines:

•  the proportion of variable compensation that will be paid under deferral arrangements for executives and employees whose professional activities may have a material impact on the risk profile of RBC (i.e. material risk takers, also known as MRTs)

•  that deferred compensation will be awarded in equity or equity-linked instruments to executives and MRTs, and

•  that compensation awarded to employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee to ensure their independence.

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Alignment of compensation with risk and performance outcomes

Purpose	• To enable the board to make adjustments for risk and performance to entire programs, business segments within a compensation program and groups of, or individual, MRTs.

Key features (applies to all major compensation programs and MRTs)

•  To assist the human resources committee in determining whether compensation awards require a risk or performance adjustment, the compensation risk management oversight committee (CRMOC) reviews the compensation program pool calculations to identify and capture significant items that impact the results for the period. This process includes reviewing key financial measures, including net income, return on common equity (ROE) and economic profit, taking into account the cost and quantity of capital.

•  The CRO monitors a number of risk factors to ensure compensation decisions take into account risks undertaken. The review considers risk factors that may not have been reflected in current financial performance, but could be sufficiently significant to justify adjustments to variable compensation for groups or individuals. Where warranted, the CRO will recommend adjustments for risk to the CRMOC and the human resources committee. The CRO’s assessment of these risk factors[1] includes (i) the risk profile for RBC and the individual business segments compared to their risk appetite, (ii) risk exposure by risk type compared to established limits and appetite, (iii) the strength of the control environment, and (iv) the potential impacts of emerging risks.

•  The effectiveness of our risk culture is assessed through internal conduct monitoring, employee opinion surveys, external benchmarking against peer practices and regulatory guidance.

•  Mid and long-term incentives granted to MRTs including the CEO and group executive can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk, or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and group executive are at the discretion of the human resources committee and subject to the board’s approval.

Enhanced compensation risk practices for material risk takers

Purpose

•  To identify MRTs and monitor their conduct regarding risk accountabilities and ethical behaviours with possible compensation implications for risk events. This process includes monitoring for breaches of the Code of Conduct and other policies, risk limits and delegated authorities.

Key features

•  These practices ensure risk management accountabilities are appropriately reflected in mandates, performance goals and compensation awards. They are designed to ensure that variable compensation outcomes properly reflect RBC risk management policies, take into account risk events and conduct, and do not contribute to risk-taking in excess of our risk appetite.

•  Compensation arrangements for MRTs including the CEO and group executive are subject to CRO review.

1	See the “Enterprise risk management” section on page 52 of the 2018 annual report for a list of the major risk types identified and the structures and processes to manage them.

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Forfeiture and Clawback Policy

Purpose

•  To assist in effectively balancing risk and reward by addressing situations where employees conduct business activities inappropriately or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.

Key features (applies to all employees who receive share-based compensation)

•  Enables RBC to recoup incentive awards that have been paid or have vested, and cancel unvested mid and long-term incentive awards to executives, including the CEO, group executive and MRTs, for situations involving misconduct, including non-compliance with applicable laws and regulations, accounting fraud or failure to follow internal policies and procedures.

•  A financial restatement trigger permits RBC, subject to the board’s discretion, to recoup incentive awards that have been paid or have vested, and cancel unvested mid and long-term incentive awards for the CEO and group executive in excess of the amount that would have been received under the restated financial statements.

•  If RBC terminates an employee for cause, the employee, subject to the applicable laws, must forfeit all previously awarded unvested mid and long-term incentive awards under the performance-based incentive programs.

Restrictions on trading and hedging RBC securities

Purpose	• To maintain the alignment of employee and shareholder interests.

Key features (applies to all employees)

RBC employees are prohibited from:

•  selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•  directly or indirectly buying or selling a call or put on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries, and

•  entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Alignment with the FSB Principles and Standards

Our approach to compensation is consistent with the FSB Principles and Standards, our principal regulators’ expectations, and industry best practices for assessing conduct.

FSB principles	Compensation practices at RBC

The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for overseeing and making decisions on the compensation principles, policies and programs at RBC, including the management of compensation risk.

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FSB principles	Compensation practices at RBC (continued)

The board monitors and reviews the compensation system to ensure it operates as intended	✓	The board, with the support of the human resources committee, monitors and reviews the compensation system to confirm alignment with RBC risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual levels.
✓

The human resources committee meets with the CRO regularly to review our risk profile relative to our risk appetite to ensure we are appropriately reflecting significant risks in our compensation outcomes.

Independence of the employees responsible for key financial and risk control activities	✓	Compensation for employees responsible for financial and risk control activities (e.g., risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.

Compensation is adjusted for current and potential risks	✓	The human resources committee considers potential adjustments to compensation payouts both at the program and individual levels, guided by the CRO’s review of a number of risk factors as described on page 55.
✓

At the individual level, performance-based compensation of MRTs may be reduced, if warranted, following a review of their adherence to risk management and compliance policies, including the Code of Conduct.

Compensation outcomes are symmetric with risk outcomes	✓

Our pay-for-performance principle ensures incentives are in line with performance and risk outcomes.

-  Performance-based incentive pools are based on net income.

-  Final payouts for mid-term incentive awards are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of a zero payout if the performance threshold is not met or at the board’s discretion.

-  Awards may be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk, or (ii) if actual risk and performance outcomes are materially different from the assessments made at the time of the grant.

-  The Forfeiture and Clawback Policy as described on page 56 covers the CEO and group executive as well as all employees who receive share-based compensation.

Compensation payout is sensitive to the time horizon of risks	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value, a significant portion of their variable compensation must be deferred (at least 70% for the CEO, 65% for group executive and 40% for other MRTs) with a vesting period of three or four years.
	✓	Share ownership requirements extend into retirement for the CEO and group executive.

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FSB principles	Compensation practices at RBC (continued)

The mix of cash, equity and other forms of compensation is consistent with risk time horizon	✓	The deferral of a significant portion of pay at risk is required to align compensation with the risk time horizon and to motivate executives to create long-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

Independent review of compensation programs and practices

Each year, the RBC Internal Audit group conducts an independent review of compensation programs and practices for alignment with the FSB Principles and Standards and other regulatory guidance. The chief audit executive met with the human resources committee in May 2018 to report on the results of the review for fiscal 2017 and confirmed that, overall, RBC compensation programs and practices were consistent with FSB and other regulatory guidance.

Compensation decision-making

Compensation decisions are guided by our compensation philosophy and principles as described on page 49. The following illustration provides an overview of our annual process for determining and back-testing compensation for the CEO and group executive:

1. Establishing target compensation levels

To ensure our compensation programs remain market competitive, we annually review the program design and pay levels of other financial institutions that are our primary competitors for talent. The human resources committee’s external independent advisor, FW Cook, analyzes market information and assists the committee to determine the appropriate benchmark compensation comparator groups for the CEO and group executive. We also obtain market information from public disclosures and a number of other external consulting firms, including McLagan and Willis Towers Watson.

Compensation comparator groups

The human resources committee reviews and approves a core comparator group for compensation purposes as well as a reference comparator group used to provide additional context in establishing the CEO’s target pay. As part of its review of the comparator groups, the human resources committee considers RBC’s business profile (size, business mix and scale of operations outside Canada), our international growth strategy and the associated talent requirements.

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These comparator groups have been unchanged since fiscal 2011.

Core comparator group

The board uses the core comparator group of Canadian financial institutions to benchmark target compensation for the CEO and group executive. The following table summarizes the selection criteria for the core comparator group and the resulting list of companies:

Selection criteria	Core comparator group

Head office location

•  Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

•  Primary competitors for talent

•  Meet criteria for at least one of the following measures (generally half to two times RBC): revenue, assets, net income and market capitalization

Canadian financial institutions • Bank of Montreal • Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Manulife Financial • Sun Life Financial • Toronto-Dominion Bank

Reference comparator group for CEO pay

The board uses the reference comparator group to provide additional context in setting the target pay of the CEO. The following table summarizes the selection criteria for the reference comparator group and the resulting list of companies:

Selection criteria	Reference comparator group

Head office location

•  Outside Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

Relevant with respect to:

•  Size

•  Business mix

•  Scale of operations outside home country

•  Financial condition

U.S. banks • JP Morgan Chase & Co. • PNC Financial • U.S. Bancorp • Wells Fargo & Company Other • Barclays • BNP Paribas • Credit Suisse • National Australia Bank • Westpac Banking Corporation

The following table1 summarizes how we rank on size-based selection criteria relative to each group:

1	Information is from public filings for the most recently reported four quarters, available as of December 31, 2018; market capitalization is as of October 31, 2018.

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CEO and group executive target setting

Each year, based on an in-depth review of target compensation for the CEO and group executive, the human resources committee recommends and the board approves compensation targets for the next fiscal year. The human resources committee takes into consideration the scope of respective roles, progress in demonstrating key leadership capabilities, competitiveness of compensation relative to the core comparator group, as well as advice from its independent compensation advisor, FW Cook.

As RBC is the largest of the core comparator companies based on net income and market capitalization, and the second largest based on revenue and total assets, the human resources committee also uses the reference comparator group to provide additional context in establishing the CEO’s target pay.

2. Setting target compensation mix and pay at risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. When an executive is new in their role, we generally take a multi-year approach to transitioning target compensation to the appropriate positioning relative to market comparators. A significant portion of the compensation executives receive is at risk and a substantial percentage of pay at risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3. Establishing corporate, business segment and individual performance objectives

Early in the fiscal year, the human resources committee recommends, and the board approves, a combination of financial and non-financial performance objectives, as well as specific strategic initiatives. Financial objectives are based on net income and ROE relative to targets set for the STI Program using pre-established payout grids. Non-financial objectives include client, risk and strategic objectives for the CEO, which support the achievement of short, medium and long-term performance and reflect the view that a multi-faceted approach to performance is in line with the interests of shareholders, clients, employees and other stakeholders.

The CEO establishes financial and non-financial objectives for each group executive member, which are based on the same categories as the CEO’s objectives and reflect each executive’s role and accountabilities.

4. Evaluating performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and group executive is assessed relative to financial, client, risk and strategic objectives. The human resources committee evaluates the performance of the CEO relative to his objectives. The CEO reviews with the human resources committee the performance evaluations of group executive members based on their established performance objectives.

Scenario analysis is performed at the end of each year to assess how the CEO and group executive programs might pay out under different RBC performance scenarios. This analysis helps determine whether these programs will pay out as intended and reflect our principle of pay-for-performance, and do not drive risk-taking in excess of our risk appetite. The human resources committee reviews the RBC performance scenarios, which range from poor to exceptional results, to consider the appropriateness of a range of potential outcomes.

A description of the evaluations for the CEO and other named executive officers for 2018 can be found on pages 73 to 79.

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5. Determining performance-based compensation awards by applying informed judgment

The human resources committee is responsible for recommending for board approval the short, mid and long-term incentive compensation awarded to the CEO and group executive. In making these decisions, the human resources committee reviews reports on financial and non-financial performance, risk management, and external perspectives, including:

•	performance evaluations

•	market compensation information including the compensation comparator groups

•	contributions to the enhancement of long-term shareholder value

•	the CEO’s recommendations for compensation awards for group executive

•	RBC financial performance relative to peers

•	the CRO’s report regarding the incorporation of risk in incentive compensation decisions at the program and individual level

•	the advice of the human resources committee’s independent compensation advisor, and

•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation and the median annual total direct compensation of all employees, and changes in this comparison over time.

After considering these factors, the human resources committee recommends compensation awards for the CEO and group executive to the board.

The board believes the use of informed judgment is important when determining final compensation to ensure awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formulas.

A description of the compensation awarded to the CEO and other named executive officers for 2018 is available on pages 73 to 79.

6. Back-testing compensation

CEO compensation is back-tested annually. This involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure (see page 75) to confirm award outcomes are consistent with RBC performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid and long-term incentive awards at the date of the test. Performance-based incentive awards granted to group executive are also back-tested to confirm award outcomes continue to align with RBC performance.

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2018 compensation components

Total direct compensation includes base salary and performance-based incentive awards. The graphs below outline the target compensation mix for the CEO and group executive, excluding the group head, RBC Capital Markets and RBC Investor & Treasury Services (outlined on page 67), and the proportion of pay at risk.

Fixed pay		Performance-based awards (pay at risk)						Total direct compensation

Base salary	+	Short-term incentive	+	Mid-term incentive (PDSUs)	+	Long-term incentive (Options)	=

Base salary

Base salary reflects each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens their knowledge and expertise. Base salaries may also be adjusted when there is a material change in the compensation levels of comparable roles in the core comparator group. As described on page 60, when an executive is new to their role, we generally take a multi-year approach to transitioning their target compensation to the appropriate positioning relative to market comparators.

Performance-based awards

Awards under the short, mid and long-term incentive programs are determined based on individual, business segment and RBC overall performance. The annual short-term incentive program is cash-based; however, executives have the option to defer all or part of their awards under the Deferred Share Unit (DSU) Program (see page 67 for more information). The mid and long-term incentive programs are equity-based.

Short, mid and long-term incentive programs

The table below summarizes the key design features of the short, mid and long-term incentive programs, which are applicable to all named executive officers except the group head, RBC Capital Markets and RBC Investor & Treasury Services.

Short-Term Incentive (STI) Program

Overview	Rewards individuals for business segment and RBC overall performance as well as individual contribution.

Form of award	Annual cash bonus

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Short-Term Incentive (STI) Program (continued)

Performance period	12 months

Grant/award determination

Total STI award is based on target total compensation levels established as a percentage of base salary, and performance outcomes in three categories (financial, client, and risk and strategic objectives) are added together to determine the actual STI payout. Payouts can range from zero to a maximum of 2.0 times target.

Performance measures

Financial (60% weight)

•  RBC net income, or business segment net income for business segment group heads, relative to target (75% weight) plus ROE relative to target (25% weight). As described below, ROE will no longer be used as a financial objective for the CEO and group executive STI Program, and replaced with RBC net income effective in fiscal 2019.

•  Economic and market assumptions used in the planning process are also considered, as well as whether actual conditions differ from those assumptions, to determine whether adjustments are warranted.

Client satisfaction and loyalty (10% weight)

•  Client satisfaction and loyalty are measured using a client index consisting of client survey results for our retail businesses: Canadian Banking, Wealth Management and Insurance. Industry rankings and awards across all our businesses, including Capital Markets and Investor & Treasury Services are also considered. These measures reinforce our value of putting our clients first and our vision to be among the world’s most trusted and successful financial institutions.

•  To reinforce our shared objective of delivering exceptional client experiences and winning together as One RBC, the CEO and group executive are evaluated against the same index score across business segments.

Risk and strategic (30% weight)

•  RBC, business segment and individual goals relating to risk management, strategy execution and talent management.

Vesting	Paid following the end of the fiscal year.

STI Program change for 2019 – increase impact of net income on financial objectives

In 2018, the board approved a change, effective in fiscal 2019, to the STI Program for the CEO and group executive (excluding the group head, RBC Capital Markets and RBC Investor & Treasury Services) to streamline and simplify the program.

The financial objective for the CEO and group executive STI Program will be solely based on net income, with no change to the impact of the client metric, risk and strategic objectives. ROE will no longer be used as a financial objective in the STI Program, but will continue to be used as a grant measure for the mid and long-term incentive programs. We believe ROE is a longer-term performance metric for measuring how efficiently we earn profits for shareholders, and this change eliminates the overlap of ROE as a performance measure for STI and a grant measure for the mid and long-term incentive programs.

This change was informed by the advice of Willis Towers Watson and through ongoing shareholder feedback on compensation, and was supported by the human resources committee’s independent compensation advisor, FW Cook.

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Mid and Long-Term Incentive (MTI and LTI) Programs

Overview	Rewards executives for their contribution to medium and long-term performance and potential for future contributions, as well as to align with long-term shareholder interests.

	MTI	LTI

Form of award	Performance deferred share units (PDSUs) (80% of equity incentives granted)	Stock options (20% of equity incentives granted)

Performance period	Three years	Up to ten years

Grant/award determination

The value of the awards granted may vary from the target based on performance compared to our medium-term objectives of diluted earnings per share (EPS) growth, ROE and common equity tier 1 (CET1) ratio.

The value of awards granted may also vary from the target following the CRO’s review of key risk factors to identify significant quantitative and qualitative risks the board should take into account in determining awards.

If required, the CRO will make recommendations to the human resources committee for adjustments (see page 55 for more information).

Performance measures at vesting

RBC share price performance plus relative TSR (change in RBC share price plus dividends paid compared to the global peer group).

The board may make adjustments to awards at vesting relative to the target based on a schedule that increases or decreases the value of awards by 5% for each ranking, to a maximum of 25%. Awards will fluctuate in value due to both the application of the modifier and changes in the RBC share price.

A zero payout will result if (i) the three-year TSR is in the bottom two rankings of the global peer group, and (ii) the three-year average ROE is below the performance threshold (10% for awards granted in 2018).

RBC share price performance

Vesting	Awards vest and are paid after three years.	50% vests after three years 50% vests after four years

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How we use our global peer group	Global peer group

At vesting of PDSU awards, we compare our TSR to that of our global peer group to confirm our compensation aligns with performance objectives.

This is the same global peer group described in the 2018 annual report on page 15. This group is used to determine the performance modifier for payouts under the PDSU Program, as described on page 64.

This peer group has remained unchanged since fiscal 2015.

Canadian financial institutions

•  Bank of Montreal

•  Bank of Nova Scotia

•  Canadian Imperial Bank of Commerce

•  Manulife Financial

•  National Bank of Canada

•  Power Financial

•  Toronto-Dominion Bank

U.S. banks

•  JP Morgan Chase & Co.

•  Wells Fargo & Company

Other

•  Westpac Banking Corporation

Potential adjustments to CEO and group executive awards

Risk and performance adjustments

The human resources committee and the board may adjust incentive awards from target levels based on the CRO’s recommendations relating to significant external and internal factors affecting financial results.

Discretionary adjustments

The board may exercise its discretion to adjust the STI awards to eliminate the impact of items that were not included in the planning process. They may also reduce MTI awards at vesting and payout if there has been a significant downturn in financial performance or failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends any adjustments to the board for approval.

Why we use these measures of financial performance

STI Program

Net income and ROE provide comprehensive measures of the overall performance of RBC in the fiscal year and on a comparable-year basis.

Net income – for RBC and business segments

Relevant across business segments and offers a consistent measure and common focus for all program participants to drive in-year and sustainable growth.

ROE – for RBC

A measure of return on capital invested in our businesses. ROE is calculated as net income available to common shareholders divided by the total average common equity for the period. This measure gauges how efficiently we earn profits on behalf of our shareholders. Effective in fiscal 2019, ROE will no longer be used as a financial objective for the CEO and group executive STI Program, and replaced with RBC net income, as described on page 63.

MTI/LTI Programs

At grant: In-year progress compared to RBC’s medium-term financial performance objectives for diluted EPS growth, ROE and capital ratios is considered in determining the grant value relative to target.

Diluted EPS growth

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS growth is a measure of management’s ability to deliver increased profitability to our shareholders.

ROE

ROE definition as described under “STI Program” above. This measure remains in place for the 2019 MTI/LTI Program.

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Why we use these measures of financial performance (continued)

Capital ratios

Capital, as measured by the common equity tier 1 (CET1) ratio, is a core measure of our financial strength and is relevant in assessing our performance. Strong capital ratios, along with high returns over the short and longer term, reflect management’s ability to balance risk and returns while providing a prudent cushion to absorb shocks.

At vesting: PDSUs are subject to a relative TSR performance modifier at the end of the three-year performance period.

TSR

TSR aligns with our three strategic goals (see page 46) and represents the most appropriate measure of shareholder value creation. TSR reflects the performance of RBC common shares over a period of time, and incorporates the share price change and reinvested dividends paid to common shareholders. Relative TSR is a measure of our TSR compared to our peers’ TSR over a period of time.

Capital Markets Compensation Program

The table below summarizes the key design features of the Capital Markets Compensation Program which Mr. McGregor participates in.

Key features	Capital Markets Compensation Program

Performance period	12 months

Bonus pool funding

•  Capital Markets earnings before variable compensation and taxes, which includes cost of funds, provisions for credit losses and mark-to-market adjustments, and also includes a potential adjustment to reflect RBC overall performance using measures from the STI Program. The resulting compensation ratio is reviewed and may be used to adjust bonus pool funding to reflect market and competitive conditions.

•  The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the compensation risk management oversight committee and makes recommendations to the human resources committee. The human resources committee recommends the bonus pool to the board for approval after considering management’s recommendations.

Individual performance

•  The performance of the group head, RBC Capital Markets and RBC Investor & Treasury Services is assessed relative to financial objectives as well as risk and strategic objectives in a similar manner to other members of group executive. Target compensation levels are not established for the group head as individual incentive awards are discretionary. In establishing compensation levels, the human resources committee also considers the compensation market information for the core comparator group. In addition, the human resources committee considers performance and compensation information of institutions outside Canada for additional context given the breadth and global scope of our Capital Markets business, and may make adjustments to ensure risk and performance are appropriately reflected in award amounts.

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Key features	Capital Markets Compensation Program (continued)

Form of awards (for group head, RBC Capital Markets and RBC Investor & Treasury Services)	• Cash bonus (35% of variable compensation) • Deferred compensation (65% of variable compensation) comprising: - PDSUs (80%) - stock options (20%) For more information about these awards, see page 64.

Performance adjustments

•  The board may reduce awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends and the board approves any adjustments.

•  In the event of misconduct or a material error or misstatement of RBC financial results, financial reporting or financial statements, cash bonuses and mid and long-term incentive awards may be subject to clawback, as outlined in the Forfeiture and Clawback Policy, which is summarized on page 56.

Voluntary deferral of short-term incentive awards – Deferred Share Unit Program

Key features	Deferred Share Unit (DSU) Program

Purpose

•  For all executives, the DSU Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%), of the short-term incentive award in RBC DSUs rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.

Determining the number of units

•  The elected portion of the award is converted to DSUs based on the average closing market price of shares on the TSX for the first five trading days in the open window following the fiscal year end. DSUs earn dividend equivalents in the form of additional DSUs.

Redeeming awards	• When redeemed, DSUs are valued at the average closing price of shares on the TSX for the five trading days immediately preceding the redemption date.

RBC Share Unit Program

Key features	Share Unit Program

Purpose	• Awarded for special recognition purposes, usually granted off-cycle, where other equity-based awards are not typically awarded.

Vesting terms	• The awards in some cases vest in full at the end of three years and, in other cases, proportionally over three years.

Share ownership requirements

The CEO and group executive are required to maintain a minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans and share units held under our equity incentive programs, other than the RBC Stock Option Plan. Employees promoted to RBC executive roles or managing directors in Capital Markets have three years to meet the minimum requirement, while those recruited externally have five years. Share ownership information for all named executive officers is shown on pages 75 to 79.

RBC	Multiple of the last 3 years’ average base salary	Post-retirement
CEO	8x	24 months
Group executive [1]	6x	12 months

1	See page 68 for group head, RBC Capital Markets and RBC Investor & Treasury Services.

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Capital Markets	Multiple of the last 3 years’ average base salary	+	Multiple of the last 3 years’ average annual cash bonus	Post-retirement
Group head, RBC Capital Markets and RBC Investor & Treasury Services	2x	+	2x	12 months

2018 CEO and named executive officer incentive awards

Our multi-faceted approach to evaluating performance takes into account both financial and non-financial objectives and is a comprehensive and balanced way for the human resources committee to assess the overall leadership and performance of the CEO and other named executive officers relative to the objectives that support the achievement of our 2018 strategic goals, as referenced on page 46.

The human resources committee and the board approved financial, client, risk and strategic objectives for the STI Program at the beginning of the year to support the achievement of RBC strategic goals.

When determining final compensation, the board may apply informed judgment to adjust the value of awards. This discretion is intended to ensure the awards appropriately reflect risk as well as other unexpected circumstances that arise during the year and eliminate the possibility of unintended outcomes determined solely by formulas.

STI Program objectives and results

Financial (60% weighting)

RBC

•  Achieved net income of $12,431 million, up 8% from 2017, and ROE of 17.6%, up 60 bps from 2017.

•  For the purposes of the STI Program awards in 2018, we adjusted for the impact of the U.S. Tax Reform which was not contemplated in the planning process. As a result, we adjusted the targets to incorporate the impact of lower effective tax rates, which increased target level net income and ROE. We also adjusted our 2018 financial results to exclude the impact of the write-down of net deferred tax assets related to the U.S. Tax Reform, which resulted in a higher adjusted 2018 net income and ROE.

•  As a result, 2018 adjusted net income[1] of $12,609 million is 5.9% above the STI Program target of $11,901 million and 2018 adjusted ROE[1] of 17.8% is 60 bps above the STI Program target of 17.2%.

$12,431 million net income up 8% from 2017 17.6% ROE up 60 bps from 2017

Personal & Commercial Banking

•  Achieved net income of $6,028 million, which was 5% above the STI Program target of $5,728 million, mainly reflecting higher spreads, volume growth and higher card service revenue. These factors were partially offset by RBC’s share of the gain related to the sale of the U.S. operations of Moneris Solutions Corporation in the prior year, higher provision for credit losses in Canadian Banking, mainly due to the adoption of International Financial Reporting Standard 9 Financial Instruments (IFRS 9), and higher staff-related costs.

$6,028 million net income up 5% from 2017

1 Results	excluding specified items are non-GAAP measures. For more information on non-GAAP measures, please refer to page 22 of the 2018 annual report.

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Wealth Management

•  Achieved net income of $2,265 million, up 23% from 2017, mainly due to growth in average fee-based client assets, higher net interest income and a lower effective tax rate, reflecting benefits from the U.S. Tax Reform. These factors were partially offset by higher variable compensation on improved results, increased costs related to business growth and technology initiatives, and higher regulatory costs.

$2,265 million net income up 23% from 2017

Insurance

•  Achieved net income of $775 million, which was 5% above the STI Program target, largely driven by higher favourable investment-related experience and life retrocession contract renegotiations. These factors were partially offset by lower favourable annual actuarial assumption updates, higher claims volumes and increased costs in support of sales growth and client service activities.

$775 million net income up 7% from 2017

Investor & Treasury Services

•  Achieved net income of $741 million, remaining unchanged from 2017, as improved margins and growth in client deposits and higher revenue in our asset services business were offset by lower funding and liquidity revenue, increased costs in support of business growth and higher technology investments.

$741 million net income unchanged from 2017

Capital Markets

•  Achieved net income of $2,777 million, up 10% from 2017, largely driven by a lower effective tax rate reflecting changes in earnings mix and benefits from the U.S. Tax Reform, and higher revenue in Corporate and Investment Banking and Global Markets. These factors were partially offset by higher regulatory costs, litigation recoveries in the prior year and higher costs in support of business growth.

$2,777 million net income up 10% from 2017

Client (10% weighting)

Client satisfaction and loyalty are measured using a client index consisting of client survey results for our retail businesses: Canadian Banking, Wealth Management and Insurance. Industry rankings and awards across all our businesses, including Capital Markets and Investor & Treasury Services, are also considered. These client experience measures reinforce our value of putting clients first and our vision of being among the world’s most trusted and successful financial institutions.

In 2018, client survey results exceeded targets in Canadian Banking and Wealth Management and were below target in Insurance. Industry recognition was strong across our retail businesses, as well as Capital Markets and Investor & Treasury Services. Overall, the 2018 client index was 110%, or 10% above target.

Client survey results	Metric	2018 results

Personal & Commercial Banking (70% weight)	Personal Net Promoter Score (60% weight) Commercial Net Promoter Score (40% weight)	110%

Wealth Management (20% weight)	Canadian Institutional Investors Survey (PH&N) Canada Client Survey U.S. Private Client Satisfaction Survey	115%

Insurance (10% weight)	Net Promoter Score	90%
Total client satisfaction and loyalty result		110%[1]
Other discretionary factors

Capital Markets	Global Investment Banking revenue ranking versus peers

Investor & Treasury Services	Global Custody Survey

1	The calculated result of 109% for 2018 was rounded to reflect strong discretionary factors.

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In 2018, client satisfaction and loyalty continued to be strong, highlighted by numerous industry awards and rankings including:

•

ranked “Highest in Customer Satisfaction Among the Big Five Retail Banks” for the third consecutive year, and “Highest in Customer Satisfaction Among Canadian Mobile Banking Apps” for the second consecutive year (J.D. Power)

•	ranked #1 in all 11 categories in 2018 Ipsos Customer Service Index

•

recognized for RBC Global Asset Management’s investment excellence by winning “Best Overall Funds Group” nine times and “Best Bond Funds Group” ten times over the past 12 years (Lipper Canada Fund Awards)

•	named “Best Overall Private Banking Services in Canada” for the 11th consecutive year (Euromoney Private Banking and Wealth Management Survey)

•	recognized as “Overall Outstanding Global Private Bank” and “Outstanding Global Private Bank” in North America (Private Banker International Global Wealth Awards)

•	named “Best Investment Bank in Canada” for the 11th consecutive year (Euromoney), and

•	ranked #1 global custodian for the eighth consecutive year (Global Investor/ISF Global Custody Survey) and ranked #1 Custodian Overall in Asia-Pacific (Global Investor Awards) for the first time.

Risk and strategic (30% weighting)

Risk objectives

Risk management	2018 results

Risk profile within risk appetite	✓	Maintained strong credit ratings (no less than “A” or equivalent).
	✓	Maintained risk profile within defined risk appetite that is in the top half of our peer group.

Strong capital, liquidity and funding	✓	CET1 ratio of 11.5%, up from 10.9% in 2017.
	✓	Liquidity and funding ratios met or exceeded regulatory requirements.
	✓	Maintained strong credit quality with a provision for credit losses ratio of 23bps (provision for credit losses as a percentage of average net loans and acceptances).

Strong internal controls	✓	Achieved predominantly satisfactory regulatory, audit and compliance ratings and enhanced internal controls.
	✓	Continued to maintain a strong and effective internal control environment.

Effective risk conduct and culture	✓	Continued to strengthen risk conduct and culture practices across business segments and functions.
	✓	Risk-related employee opinion survey scores are in line with or exceed the global financial services norm.

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Strategy execution objectives

Business strategy	2018 results

Undisputed financial services leader in Canada	✓	Maintained #1 or #2 market share in all key Canadian banking product categories and #1 market share in Canadian mutual fund assets under management.
✓

Ranked highest in customer satisfaction in 2018 (J.D. Power) and named North American Retail Bank of the Year (Retail Banker International) for exceptional financial performance, client strategy, innovation and leadership.

	✓	Deepened key client relationships in our Corporate and Investment Banking businesses; named Best Investment Bank in Canada for the 11th consecutive year (Euromoney).

Preferred partner to corporate, institutional, and high net worth clients and their businesses in the U.S.	✓	Continued expansion in City National’s existing footprint, as well as solid progress on expanding offerings to select high growth markets with strong RBC Wealth Management and Capital Markets presence.
	✓	Continued to invest in capabilities, technology and talent to grow our U.S. Wealth Management business.
	✓	Expanded our Corporate and Investment Banking business in the U.S., and continued to deepen client relationships and gain new clients by leveraging RBC capabilities.

Leading financial services partner valued for our expertise in select global financial centres	✓	Continued to grow European Investment Banking business, bringing in new talent with diverse skills, relationships and experience in key industries and across geographies.
	✓	Maintained momentum throughout the year and improved profitability through repositioning our fixed income business in Europe and the U.K.

	✓	In the Caribbean, continued to invest in our digital banking platforms while streamlining the branch network.

Driving innovation	✓	Introduced RBC Ventures, moving beyond banking to create compelling solutions that solve common problems for consumers and businesses.

	✓	Expanded Borealis AI, our RBC Institute for Research. Our artificial intelligence capability enabled us to enhance equity trading strategies for institutional clients and deliver automated savings and improved insights for retail banking clients.

	✓	Continued to invest significantly in digital and innovation strategies across all of our businesses, building on the strength of our market-leading assets to deliver more value to clients.
Brand management	2018 results

Strong brand and leadership in corporate citizenship	✓	Maintained #1 brand ranking in Canada and named as Canada’s Most Valuable Brand (Brand Finance).
✓

In 2018, RBC was the 13th largest underwriter of green bonds globally, with a total underwriting amount of US$2.6 billion, accelerating clean growth and supporting the transition to a low carbon and climate resilient economy.

	✓	Through RBC Future Launch™, made progress helping young people gain access to skills, tools and networks they need to prepare for the jobs of tomorrow.

✓

Improved score or industry ranking in all of our top tier external environmental, social and governance (ESG) performance assessments (Sustainalytics, FTSE4Good, MSCI ESG and RobecoSAM Corporate Sustainability Assessment).

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Talent management	2018 results

Future-ready workforce	✓	Employee engagement was at an all-time high in 2018 and continued to exceed the high-performing companies’ benchmark. More than 95% of colleagues say they are proud to be a part of RBC.

	✓	Continued to attract and empower employees with emerging skills in areas such as data analytics, cloud computing, machine learning and design thinking.

	✓	Driving innovation through a more inclusive and entrepreneurial culture with agile ways of working, training, mentorship and new technologies.

	✓	Consistently recognized as one of the best employers for diversity and culture, including 2018 Top Companies in Canada (LinkedIn) and Canada’s Top 100 Employers (Mediacorp Canada).

Leadership and succession	✓	Executed smooth chief risk officer transition in line with succession plan and strengthened succession pipeline for other key roles.

	✓	Increased representation of women and visible minority executives, regaining #1 position among the major banks in Canada. As discussed on page 28, representation of women executives in Canada was 45%.

	✓	Ignited dialogue internally and externally on diversity and inclusion through powerful “Speak Up for Inclusion” video.

MTI and LTI Program objectives and results

In 2018, we achieved each of the medium-term objectives considered in determining mid and long-term incentives, as outlined below.

Medium-term objectives	2018 results

Diluted EPS growth of 7%+	10.6%

ROE of 16%+	17.6%

Strong capital ratios (CET1)	11.5%

Maximizing TSR is aligned with our strategic goals discussed on page 46 and represents the most appropriate measure of shareholder value creation. In 2018, we achieved top half TSR performance over the medium term, and our three and five year TSR were higher than the averages of our global peer group, which reflects our strong and consistent financial performance.

Annualized TSR vs. peer group	Three year TSR[1]	Five year TSR[1]

Royal Bank of Canada	13% – Top half	11% – Top half

Global peer group average (excluding RBC)	9%	8%

1

The three and the five year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the period from October 31, 2015 to October 31, 2018 and October 31, 2013 to October 31, 2018, respectively.

For 2019, our medium-term financial performance objectives remain unchanged.

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CEO performance and compensation

David McKay, president and chief executive officer

Mr. McKay is responsible for the overall leadership and management of Royal Bank of Canada, and sets the strategic direction to drive leading performance, consistent with the interests of shareholders, clients, employees and other stakeholders. He is accountable to the board for the development and successful execution of strategy, while maintaining a strong capital position and prudent management of the risk profile of RBC. Mr. McKay’s overall stewardship responsibilities include setting the right tone from above through leadership actions that exemplify RBC values, shaping culture, developing leadership talent and keeping an ongoing focus on innovation and exceptional client experiences within the RBC diversified business model.

STI Program award

The following determines the STI award for the CEO and other named executive officers, excluding the group head, RBC Capital Markets and RBC Investor & Treasury Services:

Financial objectives (60% of STI target)		+	Client objectives (10% of STI target)	+	Risk and strategic objectives (30% of STI target)	+ or –	Risk adjustment/discretion (Impact i100% to h25%)
ê	ê		ê		ê		ê

RBC net income[1] (75%)	RBC ROE (25%)		Client index		• Risk management • Strategy execution • Talent management		Risk and other adjustments based on significant external and internal factors affecting financial results

[1]	The CEO and CFO formula is based on total RBC net income; the group heads’ formula is based on business segment net income.

The human resources committee and the board considered the results as summarized on pages 68 to 72 in determining Mr. McKay’s STI award. The committee recommended and the board approved a total STI award for Mr. McKay of $3,175,300, which was 41% above target, as described below.

•  Based on achievement of the net income and ROE objectives under the STI Program, the committee recommended and the board approved an award of $1,780,300 relating to financial performance.

•  For the purposes of the STI Program awards in 2018, we adjusted for the impact of the U.S. Tax Reform which was not contemplated in the planning process. As a result, we adjusted the targets to incorporate the impact of lower effective tax rates, which increased target level net income and ROE. We also adjusted our 2018 financial results to exclude the impact of the write-down of net deferred tax assets related to the U.S. Tax Reform, which resulted in a higher adjusted 2018 net income and ROE.

• The committee recommended and the board approved an award of $247,500 relating to client satisfaction and loyalty results.

•  Overall, the committee and the board determined that RBC exceeded the risk management, strategy execution and talent management objectives. For a summary of results, refer to pages 70 to 72.

•  The committee recommended and the board approved an award of $1,147,500 for Mr. McKay’s achievement relative to these objectives in consideration of his performance.

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•  The CRO considered the degree to which risk was fully incorporated in the financial results for compensation purposes. On the advice of the committee, the board confirmed that no risk adjustments were required to the STI award.

MTI and LTI Program awards

In considering the MTI and LTI awards for Mr. McKay, the human resources committee assessed RBC’s 2018 progress relative to our medium-term objectives, which we believe reflects a longer-term view of strong, consistent and sustainable financial performance and prudent capital and risk management.

In recognition of Mr. McKay’s strong leadership in creating long-term value for shareholders, the committee recommended and the board approved MTI and LTI awards totaling $8,868,800, granted in the form of performance deferred share units (80%) and stock options (20%), which was 7.5% above target. The committee confirmed that no risk adjustments were required to the mid and long-term incentive awards, based on the CRO’s review.

2018 total direct compensation

Mr. McKay’s 2018 total compensation is $13,544,100, which is 13% above his target of $12,000,000 and up 9% from 2017.

	2018 actual ($)		2018 target ($)	2017 actual ($)	2018 actual pay mix

Base salary	1,500,000		1,500,000	1,500,000
STI award	3,175,300		2,250,000	3,055,000
MTI and LTI awards
PDSUs	7,095,040		6,600,000	6,300,000
Stock options	1,773,760		1,650,000	1,575,000
Total	8,868,800		8,250,000	7,875,000
Total direct compensation	13,544,100	[1]	12,000,000	12,430,000

1	In 2018, 74% of pay at risk was deferred.

2019 target compensation

In 2017, the human resources committee conducted a comprehensive review of Mr. McKay’s target compensation and set a 2018 target of $12,000,000. Mr. McKay’s 2019 target will remain unchanged.

75	Royal Bank of Canada

Executive compensation

CEO compensation compared to realized and realizable pay over time

The table below compares the compensation awarded to the CEO over the past five years (Mr. Gordon Nixon from November 2013 to July 2014 and Mr. McKay from August 2014 to 2018), with the value realized or realizable as of December 31, 2018. We also compare the compensation values to the value received by shareholders, indexed at $100 to show a meaningful comparison.

Year	Total direct compensation awarded[1] ($ millions)	Value as of December 31, 2018 ($ millions)			Period	Value of $100
		A Realized pay[2]	B Realizable pay[3]	A+B=C Current value		To CEO[4] ($)	To shareholders[5] ($)
2014	11.8	15.9	0.4	16.3	10/31/13 to 12/31/18	138	162
2015	10.9	12.7	3.1	15.8	10/31/14 to 12/31/18	145	137
2016	11.5	4.0	7.4	11.4	10/30/15 to 12/31/18	99	140
2017	12.4	4.6	6.0	10.6	10/31/16 to 12/31/18	85	120
2018	13.5	4.7	6.9	11.6	10/31/17 to 12/31/18	85	96
					Average	110	131

1	Reflects total direct compensation (salary and variable compensation) awarded at year end in respect of performance during the year.

2	Realized pay is the sum of the salary, cash incentive, payout value of share units granted during the period, dividend equivalents paid and the value of options exercised during the period.

3	Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options outstanding.

4	Represents the actual value to the CEO for each $100 awarded in total direct compensation for the fiscal year indicated, as of December 31, 2018 for each period.

5	Represents the value of a $100 investment in RBC common shares made on the first day of the period indicated, assuming the dividends are reinvested.

Share ownership

Values are based on $95.92, the closing price of RBC common shares on the TSX on October 31, 2018.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
21,328,514	–	1,665,924	3,280,729	8 x average salary	26,275,167 (17.6 x average salary)

Royal Bank of Canada	76

Executive compensation

Performance and compensation of other named executive officers

A detailed description of the results relative to financial and client objectives for the named executive officers is provided on pages 76 to 79.

Rod Bolger, chief financial officer

As chief financial officer, Mr. Bolger is responsible for Finance, Investor Relations, Corporate Treasury, Taxation and Law. Together with other members of group executive, he is responsible for setting the overall strategic direction of RBC. In addition, Mr. Bolger chairs the RBC asset-liability committee, which oversees the economic outlook and forecast, balance sheet management, interest rate risk, liquidity risk and funding and capital targets.

2018 performance highlights

•	Partnered with the businesses to optimize use of capital, funding and liquidity, resulting in material cost of capital savings.

•	Demonstrated leadership in promoting diversity through hiring, advocacy and mentoring of key groups throughout RBC and the community.

•	Designed successful Investor Day, showing how investments in technology, innovation and strategic partnerships are creating more value for clients.

2018 STI, MTI and LTI awards

The human resources committee recommended and the board approved a short-term incentive award of $1,116,700, a mid-term incentive of $1,913,520 and a long-term incentive of $478,380.

Total direct compensation

	2018 actual ($)		2018 target ($)	2017 actual ($)		2018 actual pay mix

Base salary	700,000		700,000	629,452
STI award	1,116,700		875,000	959,700
MTI and LTI awards
PDSUs	1,913,520		1,780,000	1,529,040
Stock options	478,380		445,000	382,260
Total	2,391,900		2,225,000	1,911,300
Total direct compensation	4,208,600	[1]	3,800,000	3,500,452	[2]

1	In 2018, 68% of pay at risk was deferred.

2

Mr. Bolger was appointed chief financial officer and joined group executive on December 1, 2016. 2017 compensation reflects both his current role as the chief financial officer and his previous role as executive vice-president, Finance and Controller.

Share ownership

Values are based on $95.92, the closing price of RBC common shares on the TSX on October 31, 2018.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
3,498,826	–	–	414,712	6 x average salary	3,913,538 (6.8 x average salary)

77	Royal Bank of Canada

Executive compensation

Douglas Guzman, group head, RBC Wealth Management

and RBC Insurance and deputy chair, RBC Capital Markets

As group head, RBC Wealth Management and RBC Insurance, Mr. Guzman leads the RBC businesses that serve the wealth management needs of affluent and high net worth clients globally, and teams that provide asset management and trust products. He also oversees RBC Insurance, which provides a wide range of travel, life, health, home, auto, wealth and reinsurance products and solutions, as well as creditor and business insurance services, to individual, business and group clients. As deputy chair, RBC Capital Markets, he acts as the lead relationship manager with a select number of key clients.

2018 performance highlights

•	Enhanced digital and data capabilities to drive increased client satisfaction and advisor capability. Advisor Virtual Assistant was recognized as Most Innovative Product of the Year (Euromoney).

•

Maintained position as the largest retail fund company and largest full-service wealth advisory business in Canada with leading market share; accelerated acquisition of new clients through launch of Premier Banking, increasing high net worth households, with 25% growth year-over-year.

•	Insurance business launched innovative digital solutions, including digital wellness gamification, and electronic application and quoting tools to enhance the client experience.

2018 STI, MTI and LTI awards

In respect of Mr. Guzman’s role as group head, RBC Wealth Management and RBC Insurance, the human resources committee recommended and the board approved a short-term incentive award of $1,102,000, a mid-term incentive of $2,945,520 and a long-term incentive of $736,380. Mr. Guzman also participates in the Capital Markets Compensation Program, as described on pages 66 to 67 in connection with his role as deputy chair, RBC Capital Markets. The human resources committee recommended and the board approved a Capital Markets bonus allocation of $2,000,000.

Total direct compensation

	2018 actual ($)		2018 target ($)		2017 actual ($)	2018 actual pay mix

Base salary	700,000		700,000		700,000
STI award	1,102,000		875,000		1,140,000
MTI and LTI awards
PDSUs	2,945,520		2,740,000		2,876,000
Stock options	736,380		685,000		719,000
Total	3,681,900		3,425,000		3,595,000
Total direct compensation	5,483,900		5,000,000		5,435,000
Capital Markets bonus	2,000,000	[1]	2,000,000	[3]	2,000,000

Total direct compensation	7,483,900	[2]	7,000,000		7,435,000

1	40% of the Capital Markets bonus allocation was deferred.

2	In 2018, 66% of pay at risk was deferred.

3

Capital Markets bonus pool is determined by earnings-based business performance, with a potential adjustment for RBC performance. Individual performance is based on financial results as well as risk and strategic objectives, and incentive awards are discretionary (maximum $2,000,000).

Share ownership

Values are based on $95.92, the closing price of RBC common shares on the TSX on October 31, 2018.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
7,640,138	3,355,665	10,168,836	409,184	6 x average salary	21,573,823 (30.8 x average salary)

Royal Bank of Canada	78

Executive compensation

Douglas McGregor, group head, RBC Capital Markets and

RBC Investor & Treasury Services

As group head, chairman and CEO of RBC Capital Markets, Mr. McGregor oversees the firm’s global Corporate & Investment Banking and Global Markets activities. He also directly leads the investment bank’s real estate lending businesses. As group head of RBC Investor & Treasury Services, he is responsible for custody, treasury and financing services for institutional clients globally.

2018 performance highlights

•	In the U.S., maintained strong business momentum, appointed new leadership and hired critical talent in select industries to support growth strategy.

•	Continued to grow European Investment Banking business, bringing in new talent with diverse skills, relationships and experience in key industries and across geographies.

•	Named Best Investment Bank in Canada for the 11th consecutive year (Euromoney).

2018 STI, MTI and LTI awards

Mr. McGregor participates in the Capital Markets Compensation Program (see pages 66 to 67 for more information on this program). Individual performance is based on financial results as well as risk and strategic objectives. Mr. McGregor’s incentive awards are discretionary.

The human resources committee recommended and the board approved incentive compensation of $10,000,000, which was allocated as follows: 35% cash ($3,500,000); 52% performance deferred share units ($5,200,000); and 13% stock options ($1,300,000).

Total direct compensation

	2018 actual ($)	2017 actual ($)	2018 actual pay mix

Base salary	750,000	750,000
Performance-based incentive awards
Annual incentives	3,500,000	3,500,000
PDSUs	5,200,000	5,200,000
Stock options	1,300,000	1,300,000
Total direct compensation	10,750,000[1]	10,750,000

1	In 2018, 65% of pay at risk was deferred.

Share ownership

Values are based on $95.92, the closing price of RBC common shares on the TSX on October 31, 2018.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
18,404,650	–	48,851,925	5,997,425[1]	2 x average salary and cash bonus	73,254,000[1] (17.4 x average salary and cash bonus)

1	These values include 5,000 preferred shares based on $23.77, the closing price of the series BF preferred shares on October 31, 2018.

79	Royal Bank of Canada

Executive compensation

Neil McLaughlin, group head, Personal & Commercial

Banking

As group head, Personal & Commercial Banking, Mr. McLaughlin is responsible for developing and executing the integrated strategy for RBC banking businesses, including personal and commercial financial services, credit cards and payments, digital solutions, as well as sales and branch distribution, operations and advice centres. Personal & Commercial Banking provides a broad suite of financial products and services to individual and business clients across Canada, the U.S. and the Caribbean.

2018 performance highlights

•	Enhanced the client experience through ongoing transformation of our physical network and significantly increased digital client enrolment, transactions and sales.

•

Differentiated client value through new programs and solutions, driving strong year-over-year volume growth, and ranked highest in customer satisfaction in Canada for the third consecutive year (J.D. Power).

•	Achieved record employee engagement results through promoting a culture of feedback and coaching and new ways of working during a time of significant change.

2018 STI, MTI and LTI awards

The human resources committee recommended and the board approved a short-term incentive award of $1,160,000, a mid-term incentive of $1,999,520 and a long-term incentive of $499,880.

Total direct compensation

	2018 actual ($)		2018 target ($)	2017 actual ($)		2018 actual pay mix

Base salary	700,000		700,000	522,112
STI award	1,160,000		875,000	780,000
MTI and LTI awards
PDSUs	1,999,520		1,860,000	1,090,400
Stock options	499,880		465,000	272,600
Total	2,499,400		2,325,000	1,363,000
Total direct compensation	4,359,400	[1]	3,900,000	2,665,112	[2]

1	In 2018, 68% of pay at risk was deferred.

2

Mr. McLaughlin was appointed group head, Personal and Commercial Banking and joined group executive on May 1, 2017. 2017 compensation reflects both his current role as group head, Personal & Commercial Banking and his previous role as executive vice-president, Business Financial Services.

Share ownership

Values are based on $95.92, the closing price of RBC common shares on the TSX on October 31, 2018.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
2,126,152	–	–	494,896	6 x average salary	2,621,048[1] (5.1 x average salary)

1	As a recently appointed group executive member, Mr. McLaughlin has three years to meet the minimum share ownership requirement, as described on page 67.

Royal Bank of Canada	80

Executive compensation

Talent management and succession planning

We take an integrated approach to talent management and succession planning using a comprehensive framework aligned to our business strategies. We also have a future-focused leadership model that outlines in clear language our expectations of leadership in today’s competitive landscape. We focus on the identification, assessment and development of executives and high-potential talent to build leadership capabilities and strengthen overall succession, ensuring we have a diverse pipeline of leaders to drive both short and long-term performance. The CEO and senior leaders are stewards of the enterprise talent agenda and have specific performance objectives relating to talent management and succession planning and are held accountable through their annual performance assessment.

We believe leaders learn best from meaningful and varied on-the-job experiences, and our staffing processes facilitate optimizing both business performance and individual development. Our intent is to differentiate development for high-potential talent to prepare them for broader and more complex roles, while also taking into consideration the need to build critical leadership capabilities. Clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of diverse leaders help us advance women and visible minorities in leadership roles.

Our philosophy of development and promotion from within strengthens our culture, supports talent retention and provides more options for succession. We complement this practice with selective external hiring to bring in critical skills and capabilities, close succession gaps and foster diverse thinking. We also have a formal leadership development curriculum.

The human resources committee plays a key role in supporting the board in its oversight of talent management and succession planning. Annually, the human resources committee reviews and discusses with management the executive talent management report, which outlines the processes and practices for leadership development, the depth and diversity of succession pools for senior leadership roles across RBC, talent and succession risk metrics, progress made over the year and plans for the upcoming year. The human resources committee and the board review our leadership strategy annually.

Over the course of the year, the board reviews and discusses succession plans for the CEO, group executive and oversight function heads. At least annually, this includes an in-depth discussion of contingency as well as short, medium and long-term succession plans for these roles and specific plans to address gaps. As part of this process, the CEO discusses the strengths and areas for development of key succession candidates, their development progress over the prior year and their future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. The board takes a systematic approach to meeting and getting to know succession candidates, including earlier-in-career high-potential talent. Talent strategies are also integrated into business strategies, which the board reviews throughout the year.

81	Royal Bank of Canada

Executive compensation

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming the dividends are reinvested) from October 31, 2013 to October 31, 2018, with the cumulative total return of the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over the same time period. Total compensation represents the approved aggregate compensation for the named executive officers (NEOs) as reported in each year’s management proxy circular.

Total shareholder return on $100 investment and NEO compensation trend

Five-year total shareholder return on $100 investment	2013	2014	2015	2016	2017	2018
Royal Bank of Canada ($)	100	119	115	135	168	166
S&P/TSX Composite Banks Index ($)	100	118	114	133	164	162
S&P/TSX Composite Index ($)	100	113	107	121	135	130
NEO compensation
NEO total compensation ($ millions)[1]	47.6	46.1	39.1	40.8	40.7	41.6

1

Total compensation represents the approved aggregate compensation for the named executive officers as reported in each year’s management proxy circular. The figure for 2018 includes the total compensation for Mr. McKay, Mr. Bolger, Mr. Guzman, Mr. McGregor and Mr. McLaughlin.

Royal Bank of Canada	82

Executive compensation

Cost of management ratio

We use cost of management ratios to show how corporate performance compares to compensation awarded to named executive officers. The following chart shows the link between RBC performance (as a percentage of RBC net income) and total compensation for the CEO and other named executive officers, as reported in the summary compensation table for the five-year period that ended October 31, 2018.

NEO compensation	2014	2015	2016	2017	2018
NEO total compensation ($ millions)[1]	46.1	39.1	40.8	40.7	41.6

1

Total compensation represents the approved aggregate compensation for the named executive officers as reported in each year’s management proxy circular. The figure for 2018 includes the total compensation for Mr. McKay, Mr. Bolger, Mr. Guzman, Mr. McGregor and Mr. McLaughlin.

83	Royal Bank of Canada

Executive compensation

Executive compensation tables

Summary compensation table

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)
D. McKay President and chief executive officer	2018	1,500,000	7,095,040	1,773,760
	2017	1,500,000	6,300,000	1,575,000
	2016	1,466,667	6,000,000	1,500,000
R. Bolger	2018	700,000	1,913,520	478,380
Chief financial officer[1]	2017	629,452	1,529,040	382,260
	2016	400,000	780,000	195,000
D. Guzman Group head, RBC Wealth Management and RBC Insurance and deputy chair, RBC Capital Markets	2018	700,000	3,745,520	736,380
	2017	700,000	3,676,000	719,000
	2016	700,000	3,540,000	685,000

D. McGregor Group head, RBC Capital Markets and RBC Investor & Treasury Services	2018	750,000	5,200,000	1,300,000
	2017	750,000	5,200,000	1,300,000
	2016	750,000	6,810,000	1,202,500
N. McLaughlin Group head, Personal & Commercial Banking[2]	2018	700,000	1,999,520	499,880
	2017	522,112	1,090,400	272,600
	2016	320,971	480,000	120,000

1

Mr. Bolger was appointed chief financial officer and joined group executive on December 1, 2016. Mr. Bolger’s 2017 compensation reflects both his current role as the chief financial officer and his previous role as executive vice-president, Finance and Controller.

2

Mr. McLaughlin was appointed group head, Personal & Commercial Banking and joined group executive on May 1, 2017. Mr. McLaughlin’s 2017 compensation reflects both his current role as the group head, Personal & Commercial Banking and previous role as executive vice-president, Business Financial Services.

The salaries shown may differ from other compensation tables as the figures above represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year. All information in this section is for the fiscal year ended October 31, 2018, unless otherwise noted, and complies with the requirements of the Canadian Securities Administrators.

Share-based awards

The 2018 amounts for each named executive officer represent the grant date fair value of performance deferred share units awarded on December 10, 2018 under the PDSU Program. The grant date fair value of each unit granted to each named executive officer was $96.408, based on the average closing price of shares on the TSX for the five trading days immediately preceding the grant date. The 2017 and 2016 amounts for each named executive officer represent the grant date fair value of performance deferred share units awarded.

For each of 2016, 2017 and 2018, Mr. Guzman received incentive compensation of $2,000,000, which comprised a cash award of $1,200,000 and a performance deferred share unit award granted under the PDSU Program of $800,000 in recognition of his responsibilities as deputy chair, RBC Capital Markets.

Royal Bank of Canada	84

Executive compensation

Non-equity annual incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
3,175,300	901,000	44,877	14,489,977
3,055,000	886,000	44,877	13,360,877
2,521,000	714,000	43,726	12,245,393
1,116,700	170,000	20,367	4,398,967
959,700	180,000	18,296	3,698,748
576,000	44,000	14,800	2,009,800
2,302,000	6,500	4,500	7,494,900
2,340,000	6,500	4,500	7,446,000
2,096,000	6,500	4,500	7,032,000

3,500,000	6,500	4,500	10,761,000
3,500,000	6,500	4,500	10,761,000
3,237,500	6,500	4,500	12,011,000
1,160,000	109,000	20,942	4,489,342
780,000	179,000	14,758	2,858,870
269,100	53,000	9,579	1,252,650

Option-based awards

The amounts for each named executive officer represent awards made under the Stock Option Plan. RBC uses the Black-Scholes model to value stock option awards for compensation purposes. Beginning in fiscal 2017, RBC changed its valuation methodology from a five-year average fair value using three-year daily share price volatility for each respective year to a single valuation using 10-year daily share price volatility to align with the term of the award as well as practices of our core comparator group.

For 2018, the compensation value was 13.8% of the grant price ($96.548); for 2017, the compensation value was 16.86% of the grant price ($102.333); and for 2016, the compensation value was 9.0% of the grant price ($90.230). The following assumptions informed the Black-Scholes compensation value of option awards:

Fiscal year	Term	Risk free rate	Dividend yield	Volatility
2018	10 years	2.5%	4.1%	21.3%

2017	10 years	2.0%	3.6%	24.2%

2016	10 years	1.5%	3.8%	14.9%

85	Royal Bank of Canada

Executive compensation

The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in our 2018 annual consolidated financial statements. Under International Financial Reporting Standard 2 Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as of the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of ten years. This is consistent with IFRS 2 and reflects forfeitures as well as the exercise pattern of RBC executives. The accounting value for 2018 was 6.0% of the grant price, 6.5% of the grant price for 2017 and 5.8% of the grant price for 2016. As the compensation fair value is greater, we awarded fewer options than if we had used the accounting fair value to determine the option awards.

Non-equity annual incentive plan compensation

The total STI award for each named executive officer includes cash or deferred share units. Executives who voluntarily chose to receive their 2018 annual STI award in deferred share units received deferred share units based on the average closing price of shares on the TSX for the first five trading days in the open trading window in December, which was $96.408.

Pension value

Pension value represents compensatory change. See pages 89 to 90 for more information on pension benefits for the named executive officers. The 2017 values for Mr. Bolger and Mr. McLaughlin reflect a one-time compensatory change resulting from changes to pension arrangements upon appointment to group executive.

All other compensation

These amounts represent the RBC contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP) or RBC Dominion Securities Savings Plan (DSSP). The named executive officers participate in the employee share ownership plans on the same basis as other employees. See page 90 for more information about these plans.

Royal Bank of Canada	86

Executive compensation

Incentive plan awards

Outstanding share-based and option-based awards

In the following table, option-based awards include all unexercised stock options outstanding as of October 31, 2018. The value of unexercised in-the-money options as of October 31, 2018 is the difference between the exercise price of the options and $95.92, the closing price of RBC common shares on the TSX on October 31, 2018, the last trading day of the fiscal year.

Share-based awards refer to unvested share units previously awarded through the PDSU Program, DSU Program and RBC Share Unit Program as of October 31, 2018. The value of unvested units awarded under the PDSU Program assumes that there is no performance adjustment for relative TSR performance, and that the three-year average ROE is above the applicable performance threshold. For each named executive officer, the value of unvested units is based on a share price of $95.92, the closing price of RBC common shares on the TSX on October 31, 2018, the last trading day of the fiscal year. See pages 64 and 67, for more information about these awards.

	Option-based awards						Share-based awards

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Value of options exercised[1] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
D. McKay[2]	10-Dec-2007	–	52.944	10-Dec-2017	–	172,710
	6-Jun-2008	–	50.547	6-Jun-2018	–	1,936,874
	15-Dec-2008	10,280	35.368	15-Dec-2018	622,475	6,851,162
	16-Dec-2009	90,842	55.041	16-Dec-2019	3,713,530
	15-Dec-2010	82,668	52.595	15-Dec-2020	3,581,591
	14-Dec-2011	58,542	48.933	14-Dec-2021	2,750,713
	11-Dec-2012	44,852	58.648	11-Dec-2022	1,671,724
	17-Dec-2013	45,438	69.170	17-Dec-2023	1,215,467
	15-Dec-2014	74,852	78.587	15-Dec-2024	1,297,410
	14-Dec-2015	162,428	74.392	14-Dec-2025	3,496,750
	12-Dec-2016	184,714	90.230	12-Dec-2026	1,051,023
	11-Dec-2017	91,288	102.333	11-Dec-2027	–
							222,357	21,328,514
Total		845,904			19,400,683	8,960,746	222,357	21,328,514	–
R. Bolger	14-Dec-2011	10,644	48.933	14-Dec-2021	500,130
	11-Dec-2012	11,862	58.648	11-Dec-2022	442,120
	17-Dec-2013	11,360	69.170	17-Dec-2023	303,880
	15-Dec-2014	12,352	78.587	15-Dec-2024	214,097
	14-Dec-2015	21,844	74.392	14-Dec-2025	470,258
	12-Dec-2016	24,014	90.230	12-Dec-2026	136,640
	11-Dec-2017	22,156	102.333	11-Dec-2027	–
							36,477	3,498,826
Total		114,232			2,067,125	–	36,477	3,498,826	–
D. Guzman[3]	12-Dec-2016	84,354	90.230	12-Dec-2026	479,974
	11-Dec-2017	41,674	102.333	11-Dec-2027	–
							115,106	10,995,803
Total		126,028			479,974	–	115,106	10,995,803	–
D. McGregor	11-Dec-2012	–	58.648	11-Dec-2022	–	448,563
	17-Dec-2013	31,736	69.170	17-Dec-2023	848,938	2,058,454
	15-Dec-2014	102,174	78.587	15-Dec-2024	1,770,982
	14-Dec-2015	152,908	74.392	14-Dec-2025	3,291,803
	12-Dec-2016	148,080	90.230	12-Dec-2026	842,575
	11-Dec-2017	75,348	102.333	11-Dec-2027	–
							191,875	18,404,650	9,025,252
Total		510,246			6,754,298	2,507,017	191,875	18,404,650	9,025,252
N. McLaughlin	11-Dec-2012	–	58.648	11-Dec-2022	–	94,239
	17-Dec-2013	4,132	69.170	17-Dec-2023	110,531
	15-Dec-2014	4,866	78.587	15-Dec-2024	84,342
	14-Dec-2015	10,082	74.392	14-Dec-2025	217,045
	12-Dec-2016	14,778	90.230	12-Dec-2026	84,087
	11-Dec-2017	15,800	102.333	11-Dec-2027	–
							22,166	2,126,152
Total		49,658			496,005	94,239	22,166	2,126,152	–

1	The value of options exercised is the benefit from the exercise of options granted in previous years, before deductions for taxes and commissions.

2	Mr. McKay’s options were exercised as part of the automatic exercise of options program and were due to expire in December 2017, June 2018 and December 2018.

3	Mr. Guzman’s outstanding share-based awards include 35,455 shares that vested on October 31, 2018 and were paid out on December 14, 2018.

87	Royal Bank of Canada

Executive compensation

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards and any share-based awards under the PDSU Program that vested in the year ended October 31, 2018. It also includes the STI or annual bonus that was awarded for the 2018 fiscal year and paid in December 2018, received by the named executive officers in cash or deferred share units.

Name	Option-based awards – value vested during the year[1] ($)	Share-based awards – value vested during the year[2,3] ($)	Non-equity incentive plan compensation – value earned during the year ($)

D. McKay	1,600,092	6,396,336	3,175,300

R. Bolger	327,284	1,251,647	1,116,700

D. Guzman	–	5,320,561	2,302,000

D. McGregor	2,670,690	8,730,998	3,500,000

N. McLaughlin	123,312	415,762	1,160,000

1	For the options granted on:
•	December 17, 2013 at an exercise price of $69.17, 50% of options vested on December 17, 2017 at a fair market value of $101.92, the previous trading day’s closing share price, and
•	December 15, 2014 at an exercise price of $78.59, 50% of options vested on December 15, 2017 at a fair market value of $101.46, the previous trading day’s closing share price.

2

For Mr. McKay, Mr. Bolger, Mr. McGregor and Mr. McLaughlin, the amounts reflect values received from awards under the PDSU Program. The awards vested on December 15, 2017 and were paid out in cash based on a share price of $101.98, which represents the average price of shares on the TSX for the five trading days immediately preceding December 15, 2017. At the time of vesting, the performance component of the awards paid out at 110% to reflect the RBC TSR relative to the financial performance comparator group. For Mr. Guzman, the amount reflects values received from awards under the Capital Markets Compensation Program. The awards vested on October 31, 2017 and were paid out in cash in December 2017 based on a share price of $101.10, which represents the average price of shares on the TSX for the five trading days immediately preceding October 31, 2017.

3

The amounts received for Mr. Bolger reflect share units received under the RBC Share Unit Program. The awards vested on December 15, 2017 and were paid out in cash based on a share price of $101.98, which represents the average price of shares on the TSX for the five trading days immediately preceding December 15, 2017.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as of October 31, 2018, as approved by shareholders. Our equity compensation plans do not permit the issuance of shares that shareholders have not previously approved. The numbers shown in the table relate to the RBC Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)

Equity compensation plans approved by security holders	5,861,024[1]	77.89	9,261,769

Equity compensation plans not approved by security holders	–	–	–

Total	5,861,024	77.89	9,261,769

1

Stock options assumed in connection with the acquisition of City National are not included in this table; the number of these outstanding options as of October 31, 2018 is 1,908,483. The weighted average exercise price of City National stock options outstanding is $51.46. The number of these options is equal to the number of RBC common shares to be issued on exercise.

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Executive compensation

Stock Option Plan

The maximum number of shares that may be issued to executives, designated by the human resources committee under the Stock Option Plan, may not exceed 112 million shares (representing 7.78% of issued and outstanding common shares as of October 31, 2018). As described in the table below, as of October 31, 2018, outstanding stock options represented 0.4% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of shares traded on the TSX: (i) on the day preceding the date of grant, and (ii) for the five consecutive trading days immediately preceding the date of grant.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa. There are no SARs outstanding as of October 31, 2018.

Unvested stock options are forfeited if the participant’s employment is terminated, other than for retirement (as outlined on pages 91 to 92), disability or death. In the event of disability, options continue to vest and must be exercised within 60 months after disability or within ten years from grant date, whichever is earlier. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. The participant’s legal successor must exercise the options within 24 months after the date of death or within ten years from the grant date, whichever is earlier. See pages 91 to 92 for details on when a participant’s options terminate in circumstances other than retirement, disability or death.

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. Shareholders approved this amendment procedure at the 2007 annual meeting. We did not make any amendments to the Stock Option Plan in 2018. For more information on the Stock Option Plan, see page 64.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as of October 31, 2018	Stock options as a % of weighted average outstanding common shares for the applicable fiscal year
		Target	2018	2017	2016

Overhang (options outstanding and available to grant)	15,122,793	< 10%	1.0%	1.1%	1.1%

Dilution (current outstanding options)	5,861,024	< 5%	0.4%	0.4%	0.5%

Burn rate (the number of options issued each year)	773,038	< 1%	0.05%	0.10%	0.10%

Pension plan benefits

Defined benefit pension plan

Mr. McKay, Mr. Bolger and Mr. McLaughlin participate in the RBC Canadian Defined Benefit (DB) pension plan on the same basis as other employees.

The normal retirement age under the plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

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Executive compensation

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service. We define pensionable earnings as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. McKay, Mr. Bolger and Mr. McLaughlin receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all named executive officers. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are as follows.

CEO pension plan arrangement

Mr. McKay’s individual executive pension arrangement provides for an annual pension of $700,000 at age 55, increasing by $110,000 for each additional year of service after age 55 and capped at a maximum annual pension of $1,250,000 at age 60 or later, inclusive of benefits payable from the RBC Canadian DB pension plan. Increases to Mr. McKay’s salary do not increase Mr. McKay’s pension benefits.

Other named executive officers

The pension arrangements for Mr. Bolger and Mr. McLaughlin provide for an annual pension of $125,000 at age 55, increasing by $30,000 for each additional year of service from age 55 to 60, and by $15,000 for each additional year of service from age 60 to 65; to a maximum annual pension of $350,000 at age 65, inclusive of benefits payable from the RBC Canadian DB pension plan. Increases to Mr. Bolger’s and Mr. McLaughlin’s salaries do not increase their pension benefits.

The table below shows the pension benefits the named executive officers are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change[2] ($)	Non- compensatory change[3] ($)	Closing present value of defined benefit obligation ($)
		At year end[1]	At age 65
D. McKay	14.9	695,000	1,250,000	13,157,000	901,000	(388,000)	13,670,000
R. Bolger	3.5	62,000	350,000	476,000	170,000	(26,000)	620,000
N. McLaughlin	3.8	48,000	350,000	511,000	109,000	(32,000)	588,000

1	Annual pension benefits payable are benefits that have accrued and in some cases may not be fully vested.

2

Compensatory changes are the values of the projected pension earned from November 1, 2017 to October 31, 2018. The amounts shown are consistent with the disclosure in Note 16 of our 2018 annual consolidated financial statements for the year that ended October 31, 2018.

3

Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

The table below shows the years of credited service under the individual executive pension arrangements and the years of RBC service as of October 31, 2018.

Name	Years of credited service (#)	Years of RBC service (#)
D. McKay	14.9	30.6
R. Bolger	3.5	7.6
N. McLaughlin	3.8	20.5

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Executive compensation

Defined contribution pension plans

•

Mr. Guzman participates in the RBC Canadian Defined Contribution (DC) pension plan on the same basis as other employees. Participants may choose to contribute from 0% to 8% of their earnings, to an annual maximum ($20,000 in 2018). RBC provides required and matching contributions to a maximum of $6,500 per year.

•

Mr. McGregor participates in the RBC Dominion Securities Inc. DC pension plan for managing directors who joined prior to January 1, 2002. Participants are required to contribute 3% of their earnings to an annual maximum of $6,500 per year and may choose to contribute an additional 1% to 5% of their earnings, to an annual maximum ($13,230 in 2018). RBC provides required and matching contributions to a maximum of $6,500 per year. Participants may invest their own contributions in a Registered Retirement Savings Plan account and invest the RBC matching contributions in the DC pension plan.

The table below shows the account balances for named executive officers participating in a DC pension plan.

Name	Accumulated value at start of year ($)	Compensatory ($)[1]	Accumulated value as of October 31, 2018 ($)
D. Guzman	616,104	6,500	643,813
D. McGregor	184,339	6,500	191,578

1	Compensatory change represents the employer contribution to a DC pension plan on behalf of the named executive officers.

Other benefits

Executives in Canada and the U.S. participate in RBC benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the Royal Employee Savings and Share Ownership Plan (RESSOP), and executives in Capital Markets can participate in the RBC Dominion Securities Savings Plan (DSSP), on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. RBC caps its matching contribution at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Executive perquisites vary by position and are comparable to those provided by companies in our core compensation comparator group.

91	Royal Bank of Canada

Executive compensation

Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the named executive officers; however, we have standard compensation policies that govern termination or change of control situations.

Termination

We design our severance plans and policies to expedite the transition to alternative employment, comply with relevant legal requirements and reflect market practices. As required by Canadian law, we base our severance calculations for our Canadian employees on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a named executive officer is terminated for cause, we will not pay severance, and, at the discretion of the board, they will forfeit their:

•	bonus payments under the annual variable STI Program

•	units previously awarded and unvested under the PDSU Program

•	unvested options under the Stock Option Plan, and

•	other annual bonus awards.

Change of control

We have a change of control policy that covers the named executive officers and certain other senior executives. It is designed to ensure that key members of management remain in their role for the benefit of shareholders in the event RBC is involved in a major transaction, such as:

•	an entity or individual acquiring 20% or more of RBC voting shares

•	a change of more than 50% of the directors on the RBC board

•	a merger or consolidation with another entity that would result in RBC voting shares representing less than 60% of the combined voting power following the merger or consolidation, or

•	a sale or disposition of 50% or more of the net book value of RBC assets.

Benefits associated with the equity incentive programs are subject to a “double trigger”, which means the executive can accelerate the vesting period of any outstanding equity incentive awards only if they are terminated without cause within 24 months of the change of control.

Forfeiture and Clawback Policy

We maintain a policy on compensation forfeiture and clawback, which is applicable in the event of fraud, misconduct or financial restatement. See page 56 for more information.

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Executive compensation

Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control
Base salary	Ends as of the date of retirement	Ends as of the termination or resignation date	Paid out over the severance period as salary continuation or as a lump sum payment (up to 24 months’ base salary based on service, age and position)	Lump sum payment equivalent up to 24 months’ base salary
Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on the proportion of the fiscal year completed as of the date of retirement; paid at the end of the year	Eligibility ends as of the termination or resignation date and no payment is made	Paid as lump sum at the end of each year of the severance period	Lump sum payment equivalent up to 24 months’ short-term incentive/annual cash bonus
Deferred share units	Must be redeemed on or before December 15 of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period
PDSU/RBC share units	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Pro-rated payment for the vesting period completed as of the end of the severance period[1]	All unvested awards vest immediately upon termination
Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 60 months of the retirement date or 10 years from the grant date, whichever is earlier	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of the termination or resignation date	Continue to vest to the end of the severance period; all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of the severance period[1]	Vest immediately upon termination and must be exercised within 90 days of the termination date
Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuation	Pension credits and benefits continue during the severance period
Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during the severance period	Continue during the severance period

1

In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any unvested performance deferred share units and stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the PDSU Program and the Stock Option Plan.

93	Royal Bank of Canada

Executive compensation

Potential payments to named executive officers upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each named executive officer on termination of their employment following retirement, termination with cause, resignation, termination without cause or termination without cause following a change of control, assuming their employment was terminated on October 31, 2018.

The value of equity-based compensation consists of awards previously granted and disclosed. For the purpose of valuing equity-based awards, we used a price of $95.92, which is the closing price of RBC common shares on the TSX on October 31, 2018, the last trading day of the fiscal year.

Event	D. McKay ($)	R. Bolger ($)	D. Guzman ($)	D. McGregor ($)	N. McLaughlin ($)
Retirement	–	–	–	–	–
Termination with cause/resignation[1]	–	–	–	–	–
Termination without cause
Severance	8,267,333	2,141,850	6,807,333	8,441,667	2,271,000
Equity-based compensation[2]	–	896,239	–	–	771,367
Value of incremental pension benefits[3]	3,713,000	48,000	13,000	13,000	53,000
All other compensation[4]	192,586	109,715	111,586	21,574	144,586
Termination without cause following a change of control
Severance	8,267,333	2,141,850	6,807,333	8,441,667	2,271,000
Equity-based compensation	26,524,991	4,212,772	8,120,112	23,424,519	2,469,455
Value of incremental pension benefits[3]	3,713,000	48,000	13,000	13,000	53,000
All other compensation[4]	192,586	109,715	111,586	21,574	144,586

1

In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Mr. Bolger and Mr. McLaughlin.

2	Mr. McGregor was eligible for retirement as of October 31, 2018. Mr. McKay and Mr. Guzman would become eligible for retirement during the salary continuance period.

3

For Mr. McKay, Mr. Bolger and Mr. McLaughlin, the values shown represent the present value as at October 31, 2018 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements (except for Mr. Bolger, who would be entitled to 18 months of additional service in the RBC Canadian DB pension plan). Mr. Bolger and Mr. McLaughlin would not have attained age 55 by the end of their salary continuance period, so they would not be entitled to any pension benefits from their individual executive pension arrangements as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Mr. Bolger and Mr. McLaughlin would be $216,000, $5,000 and $6,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2018 year-end pension plan liabilities which are disclosed in RBC financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. McGregor and Mr. Guzman, the values shown represent the additional RBC contributions to the defined contribution pension plan that would be payable during salary continuance.

4	All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during salary continuance.

Royal Bank of Canada	94

Executive compensation

Additional disclosure under FSB and Basel Committee on

Banking Supervision requirements

The aggregate quantitative information on compensation disclosed on pages 94 to 95 is in accordance with Implementation Standard 15 of the FSB Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The “Compensation discussion and analysis” section also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures required under those requirements will be made separately.

We have established criteria for the identification of material risk takers (MRTs) whose roles and activities may have a material impact on the RBC risk profile, as described on page 55. For the purpose of the tables below, “senior officers” include the CEO and members of group executive. “Other MRTs” include executive vice-presidents and senior vice-presidents, or equivalent, and senior business leaders in Capital Markets.

In keeping with the FSB Principles and Standards and our compensation principles, a significant portion of variable compensation for senior officers and other MRTs must be deferred over a number of years (at least 70% for the CEO, at least 65% for members of group executive and at least 40% for other MRTs).

All dollar values in the tables below are in Canadian dollars. We have converted amounts denominated in foreign currencies to Canadian dollars using the Bank of Canada’s foreign exchange rate on the last trading day of each fiscal year.

Fixed and variable compensation paid

($ millions)	2018		2017
	Senior officers	Other MRTs	Senior officers	Other MRTs
Number of employees	10	227	10	213
Fixed compensation
Cash-based	$ 7	$108	$ 7	$ 97
Variable compensation[1]
Cash-based (non-deferred)[2]	$16	$198	$15	$184
Cash-based (deferred)	–	$ 4	–	$ 3
Shares and share-linked instruments (non-deferred)	–	$ 9	–	$ 9
Shares and share-linked instruments (deferred)	$32	$187	$31	$178

1	2018 and 2017 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled “Other compensation paid”.

2	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

Other compensation paid

($ millions)	2018				2017
	Senior officers		Other MRTs		Senior officers		Other MRTs
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount
Sign-on awards	–	–	–	–	–	–	1	$ 0
Guaranteed awards	–	–	3	$10	–	–	3	$ 4
Severances[1]	–	–	7	$14	–	–	10	$22

1

The information includes the number of senior officers and MRTs who received severance awards, the aggregate amount of these awards, as well as the highest single severance award. In 2018, the highest single severance award was $7.4 million.

95	Royal Bank of Canada

Executive compensation

Deferred compensation1

($ millions)	2018[2,4]		2017[3,4]
	Senior officers	Other MRTs	Senior officers	Other MRTs
Outstanding
Vested	$33	$232	$ 44	$265
Unvested	$89	$346	$110	$405
Fiscal year payouts	$40	$227	$ 34	$243

1	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

2

For 2018, the vesting status of awards is as of October 31, 2018. Values for deferred compensation in Canadian dollars are based on $95.92, the closing price of RBC common shares on the TSX on October 31, 2018, the last trading day of the fiscal year. U.S. deferred compensation is based on US$72.84, the closing price of RBC common shares on the NYSE on October 31, 2018.

3

For 2017, the vesting status of awards is as of October 31, 2017. Values for deferred compensation in Canadian dollars are based on $100.87, the closing price of RBC common shares on the TSX on October 31, 2017, the last trading day of the fiscal year. U.S. deferred compensation is based on US$78.15, the closing price of RBC common shares on the NYSE on October 31, 2017.

4

Outstanding values for 2018 and 2017 include cash-based deferred compensation in the amounts of $9 million and $9 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for senior officers in 2018 or 2017.

Since December 2011, variable compensation and outstanding deferred compensation have been subject to explicit and implicit ex-post adjustments, as noted in the “Alignment of compensation with risk and performance outcomes” section on page 55. RBC did not make any explicit or implicit ex-post adjustments to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2018.

Indebtedness of directors and executive officers

In the course of our business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. The following table shows the aggregate outstanding indebtedness to RBC or its subsidiaries incurred by current and former directors, executive officers and employees of RBC and its subsidiaries as of January 14, 2019. This amount excludes routine indebtedness as defined below1.

Purpose	To RBC ($)	To another entity ($)

Share purchases	–	–

Other	2,630,026	–

1	Routine indebtedness includes:
a.

loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates

b.	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
c.

loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other clients with comparable credit and involving no more than the usual risk of collectability, and

d.	loans for purchases on usual trade terms or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

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Executive compensation

The following table shows the indebtedness of each individual who is or was, at any time during fiscal 2018, a director or executive officer, of each director nominee, and of each associate of any such director, executive officer or director nominee. These loans exclude loans repaid in full and routine indebtedness.

Name and principal position	Involvement of RBC	Largest amount outstanding during fiscal 2018 ($)	Amount outstanding as of January 14, 2019 ($)	Financially assisted securities purchases during fiscal 2018 (#)	Amount forgiven during fiscal 2018 ($)
Securities purchase programs		–	–	–	–
Other programs
M. Dobbins Chief strategy & corporate development officer	Lender	1,612,778[1]	1,550,651[1]	–	–
N. McLaughlin Group head, Personal & Commercial Banking	Lender	1,128,449[1]	1,079,375[1]	–	–

1	Residential mortgage loans secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the RBC residential mortgage lending program.

97	Royal Bank of Canada

Additional items

Additional items

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, directors’ and officers’ liability insurance, which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2019, this insurance has a dedicated policy limit of $500 million for each claim and as an aggregate, together with an additional $150 million for RBC directors only. There is no deductible for this coverage. The insurance applies in circumstances where RBC is unable to indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1.9 million per annum.

Additional resources

You can receive a printed copy of any of the following governance documents free of charge from the secretary or view them online at rbc.com:

•	RBC Code of Conduct

•	Mandates of the board, committees, board and committee chairs and CEO

•	Director Independence Policy

•	Statement of Corporate Governance Practices

•	Proxy Access Policy

•	Environmental, Social and Governance (ESG) Performance Report and Public Accountability Statement

•	Summaries of significant differences between our governance practices and the New York Stock Exchange corporate governance listing standards

Directors’ approval

The board of directors has approved the content and sending of this circular.

February 11, 2019

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

Royal Bank of Canada	98

Shareholder proposals

Schedule A: Shareholder proposals

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted the following two proposals for consideration at the annual meeting of common shareholders. These proposals and their supporting statements (unedited and translated from French to English) and the board’s responses are set out below as required by the Bank Act.

PROPOSAL NO. 1: Disclosure of the pay ratio

It is proposed that the Bank disclose the equity ratio used by the compensation committee in its compensation-setting process.

Supporting Statement:

Since its inception, MÉDAC has submitted proposals intended to assure shareholders that the compensation of the Bank’s CEO is established based on the value he/she creates while being reasonable and socially acceptable. One of the tools used to inform shareholders about the attainment of such an objective is the pay ratio, i.e. the ratio between the CEO’s total compensation and the employees’ median compensation, known as the equity ratio. Our demands and the prospect that the disclosure of this information may become mandatory in the United States led Canada’s six largest banks to request that Meridian, a compensation consultant, review their compensation-setting practices, which are based in particular on comparisons of compensation between peers of various companies. Although the conclusion of Meridian’s study promoted the continued application of this type of horizontal analysis, the study indicated that the use of the equity ratio (vertical analysis) may result in an even more informed judgment being made about the appropriateness of executive compensation.

Considering that it may be assumed that your compensation committee uses the equity ratio as a factor in determining the compensation of the CEO and the executive officers, we request that the board of directors disclose this information in the next management proxy circular. As with the information used to determine whether the compensation of the CEO and the other top executives is aligned with our financial interests, the information on the equity ratio would enable shareholders to assess whether employee compensation is moving in the same direction as that of its most senior officers, considering that employees other than officers also contribute to the performance of the organization. This information would also allow to judge whether this compensation paid to their executive team is socially acceptable and has no negative effects on its reputation.

BOARD RESPONSE TO PROPOSAL NO. 1:

The board’s independent human resources committee oversees compensation strategy for both executives and the broader employee population. Our variable compensation practices are designed to promote pay for performance. While every salaried employee is eligible to participate in a performance-based incentive program, senior executives have more influence over RBC’s results and therefore have a greater percentage of compensation at risk on the basis of personal and business performance. For example, 88% of the CEO’s target pay is variable and at risk. Additionally, a substantial portion of total executive rewards for our senior leadership team is tied to future corporate performance over a longer period of time.

Our compensation practices incorporate consideration of a range of factors, including the competitive compensation practices of other companies. We benchmark compensation and evaluate our practices to ensure that overall compensation for executives and employees is fair across each level of the organization, and is consistent with our peers. The committee reviews select vertical pay ratios for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation of the CEO and the median annual total direct compensation of all employees, and changes to this comparison over time.

99	Royal Bank of Canada

Shareholder proposals

While the United States has adopted a rule regarding internal pay ratio disclosure, in the absence of disclosure requirements for Canadian issuers, voluntary disclosure of internal pay ratios could present significant competitive concerns for our ability to attract and retain executives. We believe that the disclosure provided in this circular provides more relevant and meaningful information to shareholders than an internal pay ratio.

MÉDAC proposed similar resolutions that were considered at five previous annual meetings, most recently in 2015 when only 3.2% of shareholders voted in favour.

We remain committed to actively engaging with investors and adopting policies responsive to their concerns regarding executive compensation and its disclosure with a view to maintaining progressive practices.

The board recommends voting AGAINST this proposal.

PROPOSAL NO. 2: Creating a new technologies committee

It is proposed that the board of directors create a new technologies committee aimed at anticipating issues for the Bank when integrating technological innovations.

Supporting Statement:

Over the past few years, the financial sector has changed significantly. A recent report by the firm PWC entitled Canadian Banks 2017 – Perspectives on the Canadian banking industry1, reads as follows: “Industry changes, shifting customer expectations, rising costs and a rapidly shifting technological landscape continue to challenge the traditional banking model. FinTech startups, technology giants and other non-traditional players continue to make inroads in the marketplace. And Canada’s payments infrastructure is embarking on its largest overhaul in decades.”

According to a survey carried out by this firm, 84% of banking and capital markets CEOs worldwide believe that technology will drastically reshape or have a significant impact on competition in their industry over the next five years.

The board of directors has an important role to play in anticipating the issues arising from the integration of technological innovations and of their effects on consumers, staff and the different products or services offered by the bank. Even though we take note that the board of directors devotes more and more effort to this component to ensure it includes directors with specific knowledge in this area and to develop the board’s knowledge through continuing education programs, there is currently no specific committee to oversee this matter. We should point out that about 10 years ago, there was no risk committee and its value added is proven and recognized today.

The pace of technological changes concerns us and constitutes a threat that warrants specific attention through the creation of a committee.

BOARD RESPONSE TO PROPOSAL NO. 2:

New technologies are a key component of RBC’s business strategy and approach to risk management. We believe that we have to leverage new technologies and create an exceptional digital client experience in order to maintain customer relevancy and connectivity in the future.

Recognizing that new technologies directly influence RBC’s growth and long-term success, the board takes part in ongoing discussions with management about the opportunities of digital and new technologies on the bank’s business strategy. For example, in 2018, the board engaged with management on the potential impact on financial services of global digital and technology platforms and how our current use of data and technology is being leveraged to achieve our risk management and mitigation strategies. Board members also reviewed the

[1]	https://www.pwc.com/ca/en/banking-capital-markets/canadianbanks2017/400293-canadian-banks-2017.pdf.

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RBC Ventures new partnerships and ventures with organizations that develop transformational technologies and attended presentations on topics such as the future of the payments industry and the power of data and analytics to drive growth.

As described in our 2018 annual report, technology is embedded in the strategic priorities of each of our business segments and plans which shape our global strategy that the board approves and oversees.

Technology leadership is fundamental in attracting some of the best tech talent in the market, leading to superior business outcomes. The human resources committee oversees our talent management strategies that are key to attracting and retaining the right talent to deliver on our commitment to our clients and communities.

Trust and security are more important than ever, and RBC is focused on cybersecurity and safeguarding our clients’ data. The risk committee receives regular reporting and discusses with management technology-related risk management topics and emerging trends.

In 2014, the governance committee led a comprehensive third-party review of our corporate governance structure and considered whether to create a technology-specific committee. The board concluded that overseeing the bank’s technology, digital and innovation strategies across all businesses was fundamental to the board’s role in this time of secular change to ensure the long-term strategic success of RBC and that the creation of a new committee would be unnecessary.

The board currently has four committees (audit, governance, human resources and risk), and directors are required to serve concurrently on two committees. The board believes its current size facilitates open and effective dialogue and thorough and responsive decision-making. The addition of a fifth committee would necessitate more directors joining the board, potentially adversely impacting its effectiveness.

We believe that the current allocation of responsibilities among the board of directors and its four committees provides the right oversight and fully addresses the concerns raised by this proposal.

The board recommends voting AGAINST this proposal.

WITHDRAWN PROPOSALS

Phil Chubb

Following discussions with RBC, Phil Chubb agreed to withdraw a shareholder proposal related to greenhouse gas emissions.

MÉDAC

Following discussions with RBC, MÉDAC agreed that the following two proposals would not be submitted to a shareholder vote. As requested by MÉDAC, these proposals and their supporting statements (unedited and translated from French to English) and the board’s responses are set out below.

1.	Integration of environmental, social and governance criteria in executive compensation

It is proposed that the compensation committee include, in the report on its annual activities, a report on the importance it places on applying environmental, social and governance criteria to appraising executive officers’ performance and to setting their incentive compensation.

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Supporting Statement:

Let us begin by stating that the guidelines published in 2012 by the United Nations Principles for Responsible Investment (UNPRI) and United Nations Global Compact specify that using ESG criteria can be a significant factor in protecting and creating value for shareholders.

These objectives could be described as follows: the rate of women holding positions in their decision-making bodies, the integration rate of various sociocultural communities, the initiatives aimed at reducing paper, energy and water consumption, the initiatives put forward to ensure sustained employability of its staff in relation to task automation, the various programs proposed to foster employees’ health and well-being, etc.

In this regard, it should be noted that businesses with specific ESG guidelines generally have a better reputation with their clients, adapt with greater agility to change, better manage their risks, are more innovative and are therefore better equipped to develop added value over the long term for their shareholders and stakeholders.

There is no doubt that integrating financial objectives in appraising executive officers’ performance and in setting their compensation plays a crucial role in achieving such objectives. The same approach should be taken for ESG objectives.

BOARD RESPONSE TO PROPOSAL

The board of directors works diligently to ensure our executive compensation programs are aligned with performance, retain top talent and motivate them to bring our vision, values and strategy to life to help our clients thrive and our communities prosper.

At the beginning of each fiscal year, the human resources committee recommends, and the board approves, a combination of financial and non-financial performance objectives for the CEO, and the CEO establishes financial and non-financial objectives for each group executive member. Non-financial objectives for the CEO and group executive include client, risk and strategic objectives which support the achievement of short, medium and long-term interests of our shareholders, clients, employees and other stakeholders. Following the end of the year, the committee and the board assess the performance of the CEO and group executive relative to these objectives and approve compensation outcomes. This process is described on page 60 of this circular.

Environmental, social and governance (ESG) factors are integrated in the client, risk and strategic objectives that are included in the compensation program design for senior executives. As set out on page 63 of this circular, 40% of the target annual short-term incentive award for the CEO and group executive members is tied to achievements against the client, risk and strategic objectives, which measure how they put RBC clients at the center of everything we do, advance our key strategic initiatives within our approved risk appetite, set the right tone from above through leadership behaviours that exemplify RBC values, maintain an environment of high employee engagement, build a diverse pipeline of talent, develop leadership talent and make our communities stronger.

2018 achievements regarding client satisfaction and loyalty, risk management, strategy execution, brand management and citizenship, including environment, and talent management, including diversity and inclusion, that were considered by the human resources committee and the board in deciding performance-based compensation outcomes for our most senior executives are described on pages 69 to 72 of this circular.

We therefore believe that the existing compensation program for our most senior executives and related disclosure meet the objectives pursued by this proposal.

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2. Climate change and measures taken to support the transition to a low-carbon economy

It is proposed that the board of directors disclose the available information required by the Task Force on Climate-related Financial Disclosure (TCFD), in relation to governance, strategy, risk management and other metrics and targets, in its next annual report.

Supporting Statement:

Last year, we submitted a similar proposal that was not submitted to a shareholder vote due to your commitment to take into consideration the TCFD task force’s recommendations in publishing your climate-related disclosures. Upon reading the various responses received by the institutions, we believe it would be appropriate to be able to review this information, either by consulting the bank’s website or in its social responsibility report.

This disclosure is central to shareholders’ investment decisions and, more particularly, to the millenial generation. In fact, based on the data gathered by the Responsible Investment Association, the millenial generation is more sensitive to ESG factors than is the post-war generation, when it comes to its investment decision-making. In the objective of properly informing investors on the bank’s actions, it would be important to combine all of this information in one document that is familiar to all readers and easily accessible to the general public. We therefore propose that the annual report be the key reference tool for gathering all the information recommended by this task force.

BOARD RESPONSE TO PROPOSAL

RBC recognizes that climate change is one of the most pressing issues of our time. We also recognize that we have an important role to play in providing financial products and services that support the transition to a clean economy, and to help safeguard economic growth in the face of a changing climate.

RBC is part of a group of 16 global financial institutions involved in a United Nations’ project to develop a set of climate change scenarios that model climate risk factors for climate-sensitive sectors up until 2040.

RBC was the first Canadian financial institution to publish a Climate Change Position & Disclosure Statement (2017) that considered the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). This statement:

•	confirms our commitment to climate change

•	confirms the actions we are taking to support the transition to a low-carbon economy

•	confirms our commitment to publishing climate-related disclosures, at least annually, which consider the recommendations of the TCFD, and

•	provides an initial view on our approach to climate-related risks and opportunities, using the structure of the TCFD recommendations.

The Environmental and Social Risk section of the 2018 annual report (page 89) released on November 30, 2018 includes enhanced content on climate change that considers the recommendations of the TCFD. This content focuses on RBC’s approach to managing climate-related risks and opportunities from a governance, strategy and risk management perspective.

Our 2018 Environmental, Social and Governance (ESG) Performance Report and Public Accountability Statement released on March 1, 2019 provides investors and other stakeholders with information about our annual ESG performance and plans from across the organization – it forms an important component of our external reporting suite. The 2018 report includes details regarding our cross-enterprise approach to climate change including key action areas and performance reporting from 2018. It also includes new content that will supplement the environmental disclosure contained in the 2018 Annual Report regarding the

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four pillars of the TCFD recommendations: governance, strategy, risk management and metrics and targets.

We believe that this information contained in these last two reports address the concerns raised in this proposal.

Atkinson Foundation

Based on our continuous improvement approach to ESG disclosure and our commitment to provide additional disclosure regarding contingent workers and employee complaints in our fiscal 2019 ESG reporting, the Atkinson Foundation agreed that its shareholder proposal on workforce metrics and human capital management would not be submitted to a shareholder vote. As requested by the Atkinson Foundation, this proposal is set out below.

Disclosure of workforce metrics and approach to human capital management

Resolved:

That the Board of Directors of the Royal Bank of Canada (RBC) direct management to enhance its annual disclosure to shareholders, at reasonable cost and omitting proprietary information, to include:

1. Comprehensive workforce metrics that include the number of people working at RBC through temporary agencies and as contractors; and

2. The company’s overall approach to human capital management in the context of emerging workforce-related risks and opportunities in the banking sector.

In order to provide comparable and consistent information, the workforce metrics reported should align with internationally recognized good practice for reporting such as the Global Reporting Initiative (GRI) and/or the Workforce Disclosure Initiative (WDI).

Contact information

Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada corporate.secretary@rbc.com rbc.com/governance	Chair of the board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada rbc.com/governance

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